UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

Solicitation/Recommendation Statement

under Section 14(d)(4) of the Securities Exchange Act of 1934

CAFEPRESS INC.

(Name of Subject Company)

CAFEPRESS INC.

(Name of Persons Filing Statement)

Common Stock, $0.0001 par value per share

(Title of Class of Securities)

12769A103

(CUSIP Number of Class of Securities)

Fred E. Durham III

Chief Executive Officer

CafePress Inc.

11909 Shelbyville Road

Louisville, Kentucky 40243

(502) 995-2229

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the person(s) filing statement)

With copies to:

Jorge A. del Calvo, Esq.

Christina F. Pearson, Esq.

Pillsbury Winthrop Shaw Pittman LLP

2550 Hanover Street

Palo Alto, California 94304

(650) 233-4500

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Item 1.	Subject Company Information

Name and Address

The name of the subject company to which this Solicitation/Recommendation Statement on Schedule 14D-9 (together with any exhibits and annexes attached hereto, this “Schedule 14D-9”) relates is CafePress Inc., a Delaware corporation (“CafePress” or the “Company”). The address of CafePress’ principal executive office is 11909 Shelbyville Road, Louisville, Kentucky 40243 and its telephone number is (502) 995-2229.

Securities

The title of the class of equity securities to which this Schedule 14D-9 relates is common stock, $0.0001 par value per share (the “Common Stock”) of CafePress. As of the close of business on October 1, 2018, there were 17,157,334 shares of Common Stock outstanding.

Item 2.	Identity and Background of Filing Person

Name and Address

The name, business address and business telephone number of CafePress, which is both the person filing this Schedule 14D-9 and the subject company, are set forth above in “Item 1. Subject Company Information—Name and Address.”

Tender Offer

This Schedule 14D-9 relates to a tender offer by Snapfish Merger Sub, Inc., a Delaware corporation (“Merger Sub”) and a wholly-owned subsidiary of Snapfish, LLC, a California limited liability company (“Snapfish” or “Parent”), to purchase for cash all of the outstanding Common Stock (each Common Stock, a “Share” and collectively, the “Shares”) at a price per share of $1.48 (the “Offer Price”) net to the seller in cash, without interest, on the terms and subject to the conditions set forth in the Offer to Purchase, dated October 12, 2018 (as amended or supplemented from time to time, the “Offer to Purchase”), and in the related Letter of Transmittal (as amended or supplemented from time to time, the “Letter of Transmittal,” which, together with the Offer to Purchase, constitute the “Offer”). The Offer is described in a Tender Offer Statement on Schedule TO (as amended or supplemented from time to time, and together with the exhibits thereto, the “Schedule TO”), filed by Merger Sub and Parent with the Securities and Exchange Commission (the “SEC”) on October 12, 2018. Copies of the Offer to Purchase and form of Letter of Transmittal being mailed to CafePress’ stockholders, together with this Schedule 14D-9, are filed as Exhibits (a)(1)(A) and (a)(1)(B) hereto, respectively, and are incorporated herein by reference.

The Offer is being made pursuant to an Agreement and Plan of Merger, dated September 28, 2018 (as it may be amended or supplemented from time to time, the “Merger Agreement”), by and among CafePress, Merger Sub and Parent, pursuant to which, among other things, following the consummation of the Offer and the satisfaction or waiver of certain conditions set forth in the Merger Agreement and pursuant to Section 251(h) of the Delaware General Corporation Law (“DGCL”), Merger Sub will merge with and into CafePress, with CafePress surviving as a wholly-owned subsidiary of Parent (the “Merger”). The closing of the Merger will occur on the third business day following the satisfaction or waiver of certain conditions set forth in the Merger Agreement (“Closing”). At the effective time of the Merger (the “Effective Time”), each Share issued and outstanding immediately prior to the Effective Time, other than (i) Shares owned by Parent, Merger Sub or any other affiliate of Parent or CafePress (as treasury stock or otherwise) (“Excluded Shares”), or (ii) each Share owned by stockholders who have duly demanded and perfected, and have not withdrawn or otherwise waived or lost, dissenter’s rights pursuant to Section 262 of the DGCL (the “Dissenting Shares”) will be cancelled and converted into the right to receive cash in an amount equal to the Offer Price, on the terms and subject to the conditions set forth in the Merger Agreement. A copy of the Merger Agreement is filed as Exhibit (e)(1) hereto and is incorporated herein by reference.

Merger Sub’s obligation to accept for payment and to pay for all Shares validly tendered in the Offer is conditioned upon (i) there being validly tendered, in accordance with the terms of the Offer and not validly withdrawn prior to the Expiration Time (defined below) (but excluding Shares tendered pursuant to guaranteed delivery procedures that have not yet been “received,” as defined by Section 251(h)(6) of the DGCL), the number of Shares which, taken together with any Shares then beneficially owned by Parent and Merger Sub, represents at least a majority of the Common Stock then outstanding (the “Minimum Tender Condition”) and (ii) the satisfaction or waiver by Merger Sub of certain other customary conditions and requirements set forth in Exhibit A to the Merger Agreement. The “Expiration Time” means midnight (New York time) on November 8, 2018, which is the date that is twenty (20) business days after the date the Offer is first commenced, or such later date and time to which the Offer is extended in accordance with the terms of the Merger Agreement.

The foregoing summary of the Offer, the Merger and the Merger Agreement is qualified in its entirety by the more detailed description and explanation contained in the Offer to Purchase. Copies of the Offer to Purchase and form of Letter of Transmittal are being mailed to CafePress’ stockholders together with this Schedule 14D-9, are filed as Exhibits (a)(1)(A) and (a)(1)(B) hereto, respectively, and are incorporated herein by reference.

As set forth in the Schedule TO, the address of the principal executive offices of each of Parent and Merger Sub is 10501 Rhode Island Avenue, Beltsville, MD 20705, and their telephone number is (301) 595-5651.

Item 3.	Past Contacts, Transactions, Negotiations and Agreements

Except as set forth or incorporated by reference in this Schedule 14D-9, to the knowledge of CafePress, as of the date hereof, there are no material agreements, arrangements or understandings, or any actual or potential conflicts of interest between CafePress and its affiliates on the one hand and (i) CafePress’ executive officers, directors or affiliates, or (ii) Parent, Merger Sub or their respective executive officers, directors or affiliates, on the other hand.

Arrangements with Parent and Merger Sub and their Affiliates

Merger Agreement

On September 28, 2018, CafePress, Parent and Merger Sub entered into the Merger Agreement. The summary of the material provisions of the Merger Agreement contained in Section 11 of the Offer to Purchase and the description of the conditions of the Offer contained in Section 13 of the Offer to Purchase are incorporated herein by reference.

The Merger Agreement, which is filed as Exhibit (e)(1) hereto and is incorporated herein by reference, has been provided solely to inform investors of its terms. Except for its status as the contractual document that establishes and governs the legal relations among the parties with respect to the Offer and the Merger, CafePress and Parent do not intend for the Merger Agreement to be a source of factual, business or operational information about the companies. The Merger Agreement contains representations and warranties of the parties as of specific dates and may have been used for purposes of allocating risk between the parties rather than establishing matters as facts. Those representations and warranties were made solely for the benefit of the other parties to the Merger Agreement, and CafePress’ stockholders are not third-party beneficiaries of the Merger Agreement. Those representations and warranties are qualified in several important respects, which you should consider as you read them in the Merger Agreement. The representations and warranties are qualified in their entirety by certain information filed by CafePress with the SEC prior to the date of the Merger Agreement, as well as by confidential disclosure schedules that CafePress delivered to Parent in connection with the execution of the Merger Agreement and are qualified by contractual standards of materiality that may differ from what stockholders consider to be material. Information concerning the subject matter of the representations and warranties may have changed since the date of the Merger Agreement. For the foregoing reasons, stockholders and other investors should not rely on the representations and warranties contained in the Merger Agreement as accurate statements as of the date of the Merger Agreement or any other date.

The summary of certain provisions of the Merger Agreement is qualified in its entirety by reference to the Merger Agreement itself, which is incorporated herein by reference and a copy of which is filed as Exhibit (e)(1) to this Schedule 14D-9.

Confidentiality Agreement

On April 5, 2018, District Photo, Inc., an affiliate of Parent (“District Photo”), and CafePress, entered into a confidentiality agreement (the “Confidentiality Agreement”) in connection with District Photo’s consideration of a possible transaction with or involving CafePress. Under the Confidentiality Agreement, District Photo agreed, subject to certain exceptions, to keep confidential certain non-public information relating to the other party for a period of one year from the date of the Confidentiality Agreement. The Confidentiality Agreement includes a standstill provision, which expires one year from the date of the Confidentiality Agreement. The Confidentiality Agreement also contains a non-solicitation provision prohibiting District Photo from, soliciting for employment any employee of CafePress to whom it was introduced or otherwise had contact with as a result of its consideration of a possible transaction for a period of one year after the date of the Confidentiality Agreement, subject to certain exceptions.

The above summary of certain provisions of the Confidentiality Agreement is qualified in its entirety by reference to the Confidentiality Agreement itself, which is incorporated herein by reference and a copy of which is filed as Exhibit (e)(2) to this Schedule 14D-9.

Reciprocal Confidentiality Agreement

On August 16, 2018, District Photo and CafePress entered into a reciprocal confidentiality agreement (the “Reciprocal Confidentiality Agreement”) in connection with District Photo’s consideration of a possible transaction with or involving CafePress. Under the Reciprocal Confidentiality Agreement, District Photo and CafePress agreed, subject to certain exceptions, to keep confidential certain non-public information relating to the other party. Disclosures can be made under the Reciprocal Confidentiality Agreement for a period of one year from the date of the Reciprocal Confidentiality Agreement, and the obligations of confidentiality continue for three years after the date of the Reciprocal Confidentiality Agreement.

The above summary of certain provisions of the Reciprocal Confidentiality Agreement is qualified in its entirety by reference to the Reciprocal Confidentiality Agreement itself, which is incorporated herein by reference and a copy of which is filed as Exhibit (e)(3) to this Schedule 14D-9.

Exclusivity Agreement

On August 16, 2018, District Photo and CafePress entered into an Exclusivity Agreement (the “Exclusivity Agreement”). Under the terms of the Exclusivity Agreement, CafePress agreed that, until September 14, 2018 (or until October 5, 2018 if the Company received from District Photo a draft definitive agreement that was substantially complete by 5:00 p.m. (Eastern Time) on September 14, 2018), neither CafePress nor its affiliates, directors, officers, employees, agents, consultants, advisors or other representatives including outside legal counsel, accountants and financial advisors would, directly or indirectly, take any action to encourage, initiate, solicit, entertain, negotiate, accept or discuss with any person (other than Parent or its affiliates and representatives) any proposal or offer, including any existing proposal or offer, to purchase or otherwise acquire, in a single transaction or series of related transactions, (i) all or a material portion of the equity interests of or (ii) all or substantially all of the assets or properties of (including by merger, recapitalization, arrangement, amalgamation, purchase of capital stock or other equity securities, purchase of assets, takeover bid, consolidation or otherwise) CafePress. Under the Exclusivity Agreement, CafePress agreed to (a) immediately cease and cause to be terminated any and all existing activities, discussions or negotiations with any third parties conducted prior to or on the date of the Exclusivity Agreement with respect to any Acquisition Proposal, (b) not provide information (including, without limitation, any non-public financial or other confidential or proprietary information) with respect to, or afford access to the books or records of CafePress to any third party or entity in connection with any alternative acquisition and (c) not enter into any agreement, arrangement, understanding or other contact with any third party (whether written or unwritten) requiring CafePress to abandon, terminate or fail to consummate the potential acquisition transaction. CafePress also agreed that if it participates in negotiations or discussions, furnishes non-public information and affords access to the books and records of the Company and/or terminates the Exclusivity Agreement to enter into an alternative acquisition, CafePress will reimburse District Photo for reasonable and documented out-of-pocket expenses up to $200,000. The Exclusivity Agreement required CafePress to notify District Photo of any oral or written offer, indication of interest, proposal or inquiry relating to an alternative acquisition.

The above summary of certain provisions of the Exclusivity Agreement is qualified in its entirety by reference to the Exclusivity Agreement itself, which is incorporated herein by reference and a copy of which is filed as Exhibit (e)(4) to this Schedule 14D-9.

Support Agreements

On September 28, 2018, in connection with the Merger Agreement, certain stockholders of CafePress who collectively held approximately 51% of the outstanding stock of CafePress on the date of the Merger Agreement, solely in their respective capacities as stockholders of CafePress, entered into a Support Agreement with Parent and Merger Sub (the “Support Agreements”). The Support Agreements provide, among other things, that the stockholders will not sell or dispose of their Shares except to participate in the Offer and to tender their shares within 10 business days of the commencement of the Offer.

The above summary of certain provisions of the Support Agreement is qualified in its entirety by reference to the Form of Support Agreement itself, which is incorporated herein by reference and a copy of which is filed as Exhibit (e)(5) to this Schedule 14D-9.

Indemnification and Insurance

The Merger Agreement provides that, from and after the Effective Time, the Company shall be the surviving corporation (the “Surviving Corporation”) and, to the fullest extent permitted under applicable law and the Company’s organizational documents, will indemnify and hold harmless each present and former director or officer of the Company from and against all costs and expenses (including reasonable attorneys’ fees), judgments, fines, losses, claims, damages and liabilities incurred in connection with, arising out of or otherwise related to any proceeding with respect to matters existing or occurring at or prior to the Effective Time (including any Merger-related litigation) arising out of or related to the fact that such officer or director was an officer or director of the Company, whether asserted or claimed prior to, at or after the Effective Time. Parent or Surviving Corporation will also advance expenses as incurred to the fullest extent permitted under applicable law; provided that any person to whom expenses are advanced provides an undertaking to repay such advances if it is ultimately determined that such person is not entitled to indemnification.

Prior to the Effective Time, Parent shall cause the Surviving Corporation to obtain and fully pay the premium for all “run off” or “tail” insurance policies for the extension of (i) the directors’ and officers’ liability coverage of the Company’s existing directors’ and officers’ insurance policies, and (ii) the Company’s existing fiduciary liability insurance policies, for claims reporting or discovery of the six-year period following the Effective Time from one or more insurance carriers with the same or better credit rating as the Company’s insurance carrier as of the date of the Merger Agreement with respect to directors’ and officers’ liability insurance and fiduciary liability insurance (collectively, “D&O Insurance”) with terms, conditions, retentions and limits of liability that are at least as favorable to the insureds as the Company’s existing policies with respect to matters existing or occurring at or prior to the Effective Time (including without respect to any Merger-related litigation).

If the Surviving Corporation for any reason fails to obtain such “run off” or “tail” insurance policies as of the Effective Time, the Surviving Corporation will, and Parent will cause the Surviving Corporation to, continue to maintain in effect, for a six-year period following the effective time, the D&O Insurance in place as of the date of the Merger Agreement with terms, conditions, retentions and limits of liability that are at least as favorable to the insureds as provided in the Company’s existing policies as of the date of the Merger Agreement, or the Surviving Corporation will, and Parent will cause the Surviving Corporation to, purchase comparable D&O Insurance for a six-year period following the Effective Time with terms, conditions, retentions and limits of liability that are at least as favorable as provided in the Company’s existing policies as of the date of the Merger Agreement. However, in no event will the annual cost of the D&O Insurance exceed during the six-year period following the effective time 300% of the current aggregate annual premium paid by the Company for such purpose. If the cost of such insurance coverage exceeds such amount, the Surviving Corporation will obtain a policy with the greatest coverage available for a cost not exceeding such amount.

During the six-year period following the Effective Time, all rights to indemnification and exculpation from liabilities for acts or omissions occurring prior to the Effective Time and rights to advancement of expenses relating thereto now existing in favor of any indemnified party as provided in the organizational documents of the Company and its subsidiaries or any indemnification agreement between such officer or director and the Company, in each case, as in effect on the date of the Merger Agreement, will not be amended, restated, amended and restated, repealed or otherwise modified in any manner that would adversely affect any right thereunder of any such indemnified party.

In the event that Parent or the Surviving Corporation consolidates or merges with any other person and shall not be the continuing or surviving corporation or entity in such consolidation or merger, or transfers all or substantially all of its properties and assets to any other person, then in each case proper provision shall be made so that the successors and assigns of the Parent or Surviving Corporation shall assume all of the insurance and indemnification obligations.

Arrangements between CafePress and its Executive Officers, Directors and Affiliates

The executive officers of CafePress and the Board of Directors of CafePress (the “Board”) may be deemed to have interests in the transactions contemplated by the Merger Agreement (the “Transactions”) that may be different from or in addition to those of CafePress’ stockholders generally. These interests may create potential conflicts of interest. The Board was aware of these interests and considered them, along with other matters described below in “Item 4. The Solicitation or Recommendation—Reasons for Recommendation,” in reaching its decision to approve the Merger Agreement and the Transactions and to recommend that CafePress’ stockholders accept the Offer, and tender their Shares pursuant to the Offer.

For additional information with respect to the arrangements between CafePress and its executive officers, directors and affiliates described in this Item 3, please also see disclosure in “Item 8. Additional Information—Golden Parachute Compensation” below, which is incorporated herein by reference, and information disclosure in respect of Messrs. Durham, Milliner, and Lysonge contained in the section entitled “Executive Compensation” in CafePress’ definitive proxy statement filed with the SEC on March 26, 2018.

Cash Payable for Shares Tendered Pursuant to the Offer

The non-employee directors and executive officers of CafePress who tender their Shares for purchase pursuant to the Offer will be entitled to receive the same cash consideration subject to the same terms and conditions as the other stockholders of CafePress. As of October 1, 2018, the non-employee directors and executive officers of CafePress beneficially owned, in the aggregate, 3,389,230 Shares (or approximately 19.8% of the outstanding Shares as of such date), excluding Shares issuable to such stockholders after the date of this Schedule 14D-9 and prior to the Effective Time upon vesting of restricted stock units or performance stock units and upon exercise of options to purchase common stock (whether or not vesting or exercisable within 60 days of

October 1, 2018). If the non-employee directors and executive officers of CafePress were to tender all such Shares for purchase pursuant to the Offer, and such Shares were accepted for payment and purchased by Merger Sub, they would receive an aggregate of $5,016,060 in cash. For a description of the treatment of stock options, performance stock options, restricted stock units and performance stock units held by the directors and executive officers of CafePress, see below under the heading “—Effect of the Merger on Stock Options, including Performance-Based Stock Options” and “—Effect of the Merger on Restricted Stock Units and Performance Share Units”.

The following table sets forth, as of October 1, 2018, the cash consideration that each executive officer and non-employee director would be entitled to receive in respect of their outstanding Shares if such party were to tender all of its outstanding Shares pursuant to the Offer and those Shares were accepted for purchase and purchased by Merger Sub.

Name	Number of Shares	Amount Payable ($)
Non-Employee Directors:
Anthony C. Allen	48,062	$71,132
Mary Ann Arico	40,196	$59,490
Alan B. Howe	0	$0
Kenneth T. McBride	48,062	$71,132

Executive Officers:
Fred E. Durham III	3,201,306	$4,737,933
Phillip L. Milliner, Jr.	27,981	$41,412
Ekumene M. Lysonge	27,708	$41,008

Effect of the Merger on Stock Options, including Performance-Based Stock Options

Pursuant to the terms of the Merger Agreement, at the Effective Time, outstanding options to purchase Shares (the “Company Options”) with a per share exercise price less than the Offer Price (an “In-the-Money Company Option”) (other than In-the-Money Company Options held by non-employee directors) will automatically be cancelled and converted into the right to receive an amount in cash equal to the product obtained by multiplying (A) the number of Shares issuable upon exercise of such Company Options immediately prior to the Effective Time by (B) the excess, if any, of (1) $1.48, the Offer Price, minus (2) the exercise price of such Company Option. The amount to be received in cash is payable without interest and subject to tax withholding on the Closing with respect to vested Company Options, and for unvested Company Options on the earlier of (x) the date on which each such Company Option is scheduled to vest (subject to achievement of the vesting conditions) and (y) the first anniversary of the Closing, subject to continued employment through that date. Each outstanding award of Company Options which is not an In-the-Money Company Option (other than Company Options which convert to RSUs as described below) and each outstanding unvested award of Company Options held by non-employee directors will, as of the Closing, terminate and expire with no additional payment due.

The executive officers hold both performance-based Company Options and time-vested Company Options. The Compensation Committee of the Board has determined that no performance-based stock options will be earned based on performance against the established goals through the Effective Time, and therefore, all performance-based Company Options will terminate as of the Effective Time with no payment due to the holder. The executive officers’ time-vested Company Options have been amended in connection with the Merger to provide that each outstanding Company Option (vested and unvested) will convert into a vested restricted stock unit (“RSU”) at a rate of one RSU for each two Company Options. The Merger Agreement provides that these restricted stock units are treated in the manner described below under the heading “—Effect of the Merger on Restricted Stock Units and Performance Share Units.” As such, there will be no Company Options held by the executive officers at Closing. For a further description of the executive officers’ vesting acceleration rights, see below under the heading “—Change in Control and Retention Arrangements.”

Except for one non-employee director holding an In-the-Money Company Option who has agreed that such Company Option will not be exercised, no other non-employee director of the Company holds any vested In-the-Money Company Options. As such, no non-employee director holds any Company Options for which the non-employee director will receive any payment in connection with the Merger. The table below sets forth as of October 1, 2018 (i) the number of Shares underlying the Company Options that were held by the executive officers of CafePress on October 1, 2018, the weighted average exercise price of said Company Options, the estimated number of vested RSUs which the executive officers are expected to receive with respect to conversion of Company Options to RSUs and (iv) the total consideration which is estimated to be received with respect to the Company Options converted to vested RSUs.

Name	Number of Shares Underlying Company Options Eligible for Conversion to RSUs	Weighted Average Exercise Price of Company Options Eligible for Conversion to RSUs	Estimated Number of Vested RSUs Expected to be Received for Company Options	Estimated Total Consideration for Options Converted to Vested RSUs ($)
Executive Officers:
Fred E. Durham III	935,557	$3.99	467,779	$692,312
Phillip L. Milliner, Jr.	174,500	$2.67	87,250	$129,130
Ekumene M. Lysonge	194,000	$3.40	97,000	$143,560

Total:	1,304,057	$3.72	652,029	$965,002

Effect of the Merger on Restricted Stock Units and Performance Share Units

Pursuant to the terms of the Merger Agreement, at the Effective Time, each unvested Company RSU that is scheduled to vest before December 31, 2018 (or which becomes vested on the Closing) will automatically become fully vested and converted into the right to receive an amount in cash, without interest and subject to applicable tax withholding, equal to the product determined by multiplying (A) the number of Shares underlying such Company RSU immediately prior to the Effective Time multiplied by (B) the Offer Price. Each unvested Company RSU that is scheduled to vest after December 31, 2018 other than a Company RSU held by a non-employee director will automatically be cancelled and converted into an award (the “Converted RSU Award”) to receive an amount in cash on the earlier of (x) the date on which each such Company RSU is scheduled to vest (subject to achievement of the vesting conditions) and (y) the first anniversary of the Closing, subject to continued employment through that date, without interest and subject to applicable tax withholding, equal to the product determined by multiplying (A) the number of Shares underlying such Company RSU immediately prior to the Effective Time by (B) the Offer Price. Except as specifically provided above, each Converted RSU Award shall remain subject to the same terms and conditions (including vesting conditions) as were applicable to such Company RSU immediately prior to the Effective Time.

Pursuant to the Merger Agreement, Company RSU’s held by non-employee directors which are scheduled to vest after December 31, 2018, will be terminated with no payment due. Each executive officer is, however, by reason of an amendment to their RSUs entitled to single-trigger accelerated vested of all of their time-vested RSUs if they remain employed until the closing of the Merger. For a further description of the executive officers’ vesting acceleration rights, see below under the heading “—Change in Control and Retention Arrangements.”

Company performance-based restricted stock units (“Company PSUs”) provide that, in the event a change in control the number of shares earned, pursuant to the award, would be determined based on performance as of the date of the change in control, as determined by the Compensation Committee in accordance with the terms of each Company PSU agreement. The Compensation Committee of the Board has determined that no Company PSUs granted prior to 2018 will be earned based on performance against the established goals and such Company PSUs will terminate as of the Effective Time with no payment due to the holder. For Company PSUs granted to the executive officers during 2018, the Compensation Committee has amended the terms of those Company

PSUs to provide that for purposes of determining the number of PSUs earned, performance will be determined by Snapfish following December 31, 2018 based on the Company’s performance for the completed 2018 fiscal year. If the performance criteria is achieved, an executive officer will receive payment with respect to the Company PSU granted during 2018 only if such executive officer remains employed by CafePress or its successor through the payment date.

The table below sets forth as of October 1, 2018 (i) the number of Shares underlying the unvested Company RSUs and PSUs that were held by the directors and executive officers of CafePress on October 1, 2018 including the stock units eligible for “single-trigger” accelerated vesting upon occurrence of the Merger (and without occurrence of any other event such as a termination of service), (ii) the number of RSUs eligible for single trigger accelerated vesting, (iii) the cash-out payments for the vested RSUs, without taking into account any applicable tax withholdings, (iv) the number of Shares underlying the unvested Company PSUs that were held by the executive officers of CafePress on October 1, 2018 which remain eligible to be earned and (v) estimated total consideration which may be received with respect to the unvested RSUs and PSUs. The table below does not include the amount payable to executive officers for Company Options converted to RSUs, which amount is included in the table above for amounts payable with respect to Company Options which will convert to RSUs immediately prior to the Effective Time.

Name	Number of Shares Underlying Unvested Company RSU and PSUs	Number of RSUs Eligible to Receive Accelerated Vesting to be Cancelled in Merger	Amount Payable for RSUs to be Cancelled in the Merger ($)	Number of Shares Underlying Unvested Company PSUs Eligible to Be Earned	Estimated Total Consideration for RSUs and PSUs (1)
Non-Employee Directors:
Anthony C. Allen	50,000	0	$0	0	$0
Mary Ann Arico	50,000	0	$0	0	$0
Alan B. Howe	0	0	$0	0	$0
Kenneth T. McBride	50,000	0	$0	0	$0

Executive Officers:
Fred E. Durham III	339,448	283,948	$420,243	55,500	$502,383
Phillip L. Milliner, Jr.	83,429	61,929	$91,655	21,500	$123,475
Ekumene M. Lysonge	73,199	51,699	$76,515	21,500	$108,335
Total:	646,076	397,576	$588,413	98,500	$734,193

(1)	The amounts include the payments for RSUs cancelled in the Merger and assume that all PSUs granted in 2018 will be fully earned and payable to the executive officers.

Change in Control and Retention Arrangements

Each of the executive officers is party to an Amended and Restated Change in Control Agreement for Senior Management (the “Change in Control Agreement”). The Change in Control Agreements provide that, as of the closing date of a change in control, CafePress will determine the bonus earned by the executive officer through the most recently completed financial quarter (for which CafePress receives audited financial statements) and the executive officer will receive a pro-rated bonus payment based on the number of quarters which have elapsed during the year. Furthermore, if an executive officer’s employment is terminated without cause or the executive officer is constructively terminated (as such terms are defined in the Change in Control Agreement) within twelve (12) months following a change in control, and he also signs and does not revoke a release of claims with CafePress, then he is entitled to a lump sum payment equal to twelve (12) months of his annual base salary, and additionally, the Compensation Committee has provided that in such event, the executive officer will also receive the remaining portion of the unpaid earned bonus amount for the year of the change in control. This entitlement will be in effect on the executive officer’s termination date.

The above summary of certain provisions of the Change in Control Agreement is qualified in its entirety by reference to the Change in Control Agreements themselves and the amendments to such agreements dated September 28, 2018 which are incorporated herein by reference and copies of which are filed as Exhibits (e)(12) and (e)(13) to this Schedule 14D-9.

Mr. Milliner, and Mr. Lysonge are also both parties to Retention Award Agreements with CafePress. Under the terms of those agreements as amended by the Compensation Committee with respect to the Merger, Mr. Milliner, and Mr. Lysonge are respectively eligible for retention payments of $175,000 and $146,000 at Closing, subject to continued employment through the Closing.

The above summary of certain provisions of the Retention Award Agreements are qualified in its entirety by reference to the Retention Award Agreements, as amended, which are incorporated herein by reference and copies of which are filed as Exhibits (e)(23) and (e)(24) to this Schedule 14D-9.

Company Options held by executive officers which have time-based vesting will convert to vested RSUs by reason of the Merger at the rate of one RSU for each two shares covered by outstanding Company Options, as provided in the Company’s Executive Equity Incentive Plan, as amended (“EEIP”). RSUs held by executive officers fully vest immediately prior to the Effective Time.

Copies of the form of EEIP Restricted Stock Unit Agreement, form of Restricted Stock Unit, form of Nonstatutory Stock Option Agreement and form of Performance-Restricted Stock Unit Agreement, as amended, are filed as Exhibits (e)(16), (e)(19), (e)(20), (e)(21) and (e)(22) and are incorporated herein by reference.

For an estimate of the value of the amounts that would be payable to Messrs. Durham, Milliner, and Lysonge under the Change in Control Agreement, Retention Award Agreements and under the EEIP, assuming that the Merger occurred on October 1, 2018 and each such executive officer experienced a termination without cause or resignation for good reason or constructive termination after the Merger, see the table included in Item 8 under the heading “—Additional Information—Golden Parachute Compensation,” which is incorporated by reference into this Item 3. The table below presents estimates of the amounts that would be payable to Messrs. Durham, Milliner, and Lysonge under the Change in Control Agreement and Retention Award Agreement assuming that the closing of the Offer and the Merger both occur on October 1, 2018, and Messrs. Durham, Milliner, and Lysonge each experiences a termination without “cause” or resignation for “good reason” or “constructive termination” immediately after consummation of the Merger such that each is entitled to all corresponding benefits under each their Change in Control Agreements, Retention Award Agreements and EEIP.

Name	Pro-Rata Bonus for the Year of the Change in Control (1)	Cash Severance, Retention Bonus and Remainder of 2018 Bonus ($)(2)	Equity Acceleration ($)(3)	Total ($)
Fred E. Durham III	$0	$125,000	$1,194,695	$1,319,695
Phillip L. Milliner, Jr.	$125,000	$487,500	$252,605	$865,105
Ekumene M. Lysonge	$96,000	$434,000	$251,895	$781,895

(1)

The bonus amount is not determinable at the current time. The included amount represents a pro-rata bonus payment for the quarters preceding the Closing and assuming performance is achieved “at 125% of target” resulting in payment of a bonus at 200% of target bonus.

(2)	Represents 12 months base salary for each executive officer, unpaid incentive bonus for remainder of 2018 and accelerated payment of retention bonuses for Messrs. Milliner, and Lysonge.
(3)	Represents the value of a Company Options converted to RSUs and time-vested RSUs which receive accelerated vesting and pursuant to the EEIP.

Compensation and Benefits of Continuing Employees

Pursuant to the Merger Agreement, Parent is not obligated to continue the employment of any CafePress employee for any period of time after the Merger. However, at the Effective Time, each CafePress employee who does continue as an employee of CafePress, will, for a one year period following the consummation of the Merger (each a “Continuing Employee”), be entitled to (i) base salary or base wage rates and an incentive compensation opportunity (other than equity compensation) of no less than the base salary provided to such Continuing Employee immediately prior to the Effective Time and (ii) the retirement and welfare benefits in effect prior to the Effective Time, subject to normal changes made in connection with annual renewals.

The Merger Agreement further provides that at such time as the employee benefit plans covering the Continuing Employees are changed, the Continuing Employees will be credited for applicable deductibles and annual out-of-pocket limits for medical expenses incurred prior to the Effective Time for which payment has been made, and will be credited service credit for his or her employment with CafePress for purposes of vesting, benefit accrual and eligibility to participate under each applicable plan of Parent or its Affiliate, as if such service had been performed with Parent (except for purposes of qualifying for subsidized early retirement benefits or to the extent it would otherwise result in duplication of benefits).

Although it is possible that certain CafePress employees will enter into arrangements with Parent or its affiliates regarding employment, compensation or benefits prior to consummation of the Transactions, no such arrangements have been entered into by the CafePress executive officers or directors as of the date of this Solicitation/Recommendation Statement.

Director Compensation

Under CafePress’ current compensation program for non-employee directors, the annual retainer for each Non-Employee Director is $30,000. The Chair of the Audit Committee receives an additional $22,000 annual retainer; the Chair of the Compensation Committee receives an additional $10,000 annual retainer; and the Chair of the Corporate Governance and Nominating Committee receives an additional $7,500 annual retainer. The individual acting as Lead Director receives an additional $10,000 annually.

In addition, each member of the Audit Committee (other than the Chair) receives an additional annual retainer of $10,000; each member of the Compensation Committee (other than the Chair) receives an additional annual retainer of $5,750; and each member of the Corporate Governance and Nominating Committee (other than the Chair) receives an additional annual retainer of $2,500.

Under the current compensation program for outside directors, outside directors are granted nondiscretionary, automatic grants of nonstatutory stock options and restricted stock units. Outside directors who first join the Board are automatically granted an option to purchase Shares equal to $140,000 divided by the fair value of one share of common stock as of the grant date. This stock option vests and becomes exercisable over four years such that one-fourth of the shares vest on the first anniversary of the date of grant. This option fully vests if such director is not re-elected at the end of his or her term. On the first business day after each regularly scheduled annual meeting of stockholders, each continuing outside director will be granted restricted stock units equal to $70,000 divided by the fair market value of one Share as of the date of grant provided the outside director has served on the Board for at least six months.

Director and Officer Indemnification and Insurance

CafePress is required under its bylaws to indemnify its directors and executive officers to the fullest extent not prohibited by the DGCL, subject to specified exceptions, against all expense, liability and loss actually and reasonably incurred by an indemnitee, as determined by a proceeding by reason of the fact such director or officer was serving at the request of the corporation. CafePress has included in its certificate of incorporation provisions to allow CafePress to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of CafePress.

CafePress has also entered into indemnification agreements with each of its directors and executive officers (the “Indemnification Agreements”). These agreements generally require CafePress to indemnify its directors and executive officers against all expenses, judgments, fines, penalties and amounts paid in settlement actually and reasonably incurred by such director or executive officer because he is, or is threatened to be made, a party to any threatened, pending, or completed action, claim, suit, arbitration, alternate dispute resolution mechanism, investigation, administrative hearing or any other proceeding, whether civil, criminal, administrative or investigative that is associated with the indemnitee’s being an agent of CafePress. Notwithstanding the foregoing, CafePress is not obligated to indemnify such director or executive officer in certain circumstances, including, for any claim to the extent payment is actually made to the indemnitee under any insurance policy, for liabilities in connection with proceedings settled without CafePress’ consent (provided there has been no change in control) or for an accounting of profits made from the purchase or sale by such director or executive officer of securities of CafePress within the meaning of Section 16(b) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) or similar provisions of state statutory law or common law, to the extent it would be otherwise prohibited by law or in connection with a proceeding commenced by such director or executive officer unless authorized by the Board. Under the Indemnification Agreements, all reasonable expenses incurred by or on behalf of an indemnitee in connection with a proceeding shall be advanced from time to time by CafePress to such indemnitee within thirty (30) days after receipt by CafePress of a written request for an advance of expenses. The Indemnification Agreements also set forth certain procedures that will apply in the event any of CafePress’ directors or executive officers brings a claim for indemnification under the Indemnification Agreements. The above summary of certain provisions of the Indemnification Agreements is qualified in its entirety by reference to the form of Indemnification Agreement itself, which is incorporated herein by reference and a copy of which is filed as Exhibit (e)(11) to this Schedule 14D-9.

Section 16 Matters

Prior to the Effective Time, CafePress and the Board (or a duly formed committee thereof consisting of non-employee directors, as such term is defined for the purposes of Rule 16b-3 promulgated under the Exchange Act), will take all such steps as may be necessary or appropriate to cause the transactions contemplated by the Merger Agreement and any dispositions of equity securities of CafePress (including derivative securities) resulting from the Offer and Merger by each individual who is subject to the reporting requirements of the Exchange Act to be exempt under Rule 16b-3 promulgated under the Exchange Act.

Rule 14d-10(d) Matters

Pursuant to the Merger Agreement, the Compensation Committee of the Board, will take all such steps as may be required to cause each agreement, arrangement or understanding that has been or will be entered into by CafePress or any CafePress subsidiary with any of its officers, directors or employees pursuant to which compensation, severance or other benefits is paid to such officer, director or employee to be approved as an “employment compensation, severance or other employee benefit arrangement” within the meaning of Rule 14d-10(d)(1) under the Exchange Act and to otherwise satisfy the requirements of the non-exclusive safe harbor set forth in Rule 14d-10(d) under the Exchange Act.

Item 4.	The Solicitation or Recommendation

Recommendation of the Board

On September 27, 2018, the Board unanimously:

•	determined that the Merger Agreement and Offer, the Merger and the other transactions contemplated by the Merger Agreement, are fair to, and in the best interests of CafePress and its stockholders;

•	declared it advisable to enter into the Merger Agreement and approved the execution, delivery and performance of the Merger Agreement;

•	approved and declared the Offer, the Merger and the other transactions contemplated by the Merger Agreement advisable; and

•	resolved to recommend the acceptance of the Offer.

Accordingly, and for other reasons described in more detail below, the Board unanimously recommends that CafePress’ stockholders accept the Offer and tender their Shares to Merger Sub pursuant to the Offer. A joint press release, dated September 28, 2018, issued by Parent and CafePress announcing the Offer is included as Exhibit (a)(5)(A) hereto and is incorporated herein by reference.

Background of the Transactions

CafePress operates in the personalized and custom products market, which is highly fragmented and intensely competitive with new entrants frequently entering the market. The Board and CafePress management have recognized that many of CafePress’ competitors, such as Redbubble, Amazon, Google, and Society6 are larger or more diversified companies with substantially greater financial resources and capacity to invest in the development and marketing of their product offerings. Furthermore, more agile market entrants with a focus on garments foster an environment where certain goods that CafePress specializes in are highly commoditized. As a result, size and scale have become essential elements to success in the industry. Additionally, the Company faces challenges with respect to changing technology in its industry. For example, while the Company devotes substantial resources to optimizing its websites to increase the likelihood of its products and services appearing in unpaid search engine results, third party search engines frequently refine and modify their search algorithms that determine placement of the Company’s products and services in relevant search queries. During 2017, the Company’s results were adversely impacted by changes in search engine algorithms that had a negative impact on CafePress’ search visibility and traffic on its websites. Additionally, customers are increasingly accessing e-commerce sites from their mobile devices, which typically result in lower conversion. Despite management’s attempts to address these market and business challenges, the Company’s net revenue has declined every year for the past four fiscal years, with the average annual decline being 12.3% and the decline between 2016 and 2017 being 16.2%.

In light of these market and business dynamics, as well as CafePress’ operating history, the Board, together with management, periodically reviews and assesses CafePress’ business plan and potential strategic opportunities with the goal of maximizing stockholder value. In connection with such review, CafePress management, with oversight of the Board, has met, from time to time, with various third parties who expressed an interest in engaging in a strategic transaction with CafePress. As part of this process, the Board and management have periodically evaluated whether the continued execution of CafePress’ strategy as a standalone company or the sale of CafePress to, or a combination of CafePress with, a third party offers the best avenue to maximize stockholder value.

As part of this process, the Board held a telephonic meeting on December 27, 2017, to discuss an unsolicited written indication of interest regarding a potential acquisition of CafePress received from Company A, a financial sponsor then-traded on the OTCQB and an affiliate of one of the Company’s largest stockholders. Representatives of Pillsbury Winthrop Shaw Pittman LLP (“Pillsbury”), the Company’s outside counsel, also attended the meeting. Company A’s indication of interest consisted of a proposal to acquire 100% of the common stock of the Company for $2.00 per share, payable in shares of Company A stock. The closing price of CafePress’ common stock on December 27, 2017 was $1.98. Following a discussion, the Board determined that the proposal was insufficient and not in the best interest of the Company’s stockholders because, among other things, the consideration consisted of illiquid stock, the proposal lacked an adequate premium, and the purported synergies were speculative, as they were dependent on Company A’s ability to acquire other companies and combine them successfully with CafePress. The Board directed Mary Ann Arico, as the Company’s lead independent director, to decline the proposal as inadequate, and requested that management meet with a handful of financial advisors prior to the next Board meeting, with the goal of having at least one financial advisor make a presentation to the Board at its next meeting on the various strategic possibilities available to the Company to maximize stockholder value.

In January and February 2018, management spoke with various financial advisors to discuss their capabilities and ability to assist the Board with evaluating the Company’s strategic alternatives. Additionally, during this time and in response to the Company’s declining revenue in 2017, the Company implemented a variety of initiatives to reduce costs in the Company’s operations, including a 5% reduction of the Company’s workforce at its Louisville headquarters on January 9, 2018, and the reduction of the base salary of the Company’s chief executive officer from $300,000 to $125,000 effective February 5, 2018.

On February 27, 2018, at a regularly scheduled Board meeting, the Board met with CafePress management and representatives of Pillsbury, and again discussed the various strategic alternatives available to CafePress to maximize stockholder value, including how to maximize stockholder value while continuing to operate CafePress on a standalone basis. In connection with the Board’s evaluation of the Company’s strategic alternatives, at the request of the Board, management presented a five-year forecast of net revenue and adjusted EBITDA, not including free cash flow, which forecast net revenues for 2018 of $83.6 million and an average annual increase thereafter through 2022 of 10.5%. The Board questioned management regarding the five-year forecast and its underlying assumptions, particularly in light of the Company’s operating history of year-over-year revenue declines since 2013. Additionally, as part of its consideration of how to maximize stockholder value as a standalone company, the Board discussed with management additional restructuring initiatives to reduce operating expenses and realign CafePress’ cost structure with revenue. In connection with the Board’s evaluation of strategic alternatives, representatives of Needham & Company, LLC (“Needham & Company”) made a presentation regarding the Company’s industry and Needham & Company’s perspective on the Company’s available strategic alternatives in light of market conditions and other competitive and business pressures. Following review of the various options available to the Company and a discussion of how to maximize stockholder value, the Board established a strategic committee (the “Strategic Committee”) of independent directors Alan Howe, Mary Ann Arico and Kenneth McBride to further evaluate various strategic alternatives, and authorized the Strategic Committee to determine whether it would be in the best interest of the Company and its stockholders to hire a financial advisor to assist the Strategic Committee with its evaluation of strategic alternatives and to hire such an advisor if deemed prudent.

On February 28, 2018, CafePress announced the results of its fourth quarter and full fiscal year 2017, including a 16% decline in year-over-year total net revenue per year and a 22% decline in quarter-over-quarter total net revenue compared with the comparable prior year periods. The Company attributed the declines to lower traffic on CafePress.com as a result of changes in search engine algorithms that occurred in 2017. The Company also said it was working on updates to its CafePress.com website to drive additional traffic to the website and increase revenue.

On March 9, 2018, the Company announced the resignation of Robert D. Barton, its Chief Operating Officer, and directors Roger D. Shannon and Laurie Furber, as well as additional restructuring initiatives, including a 7% reduction in headcount.

On March 15, 2018, the Strategic Committee met with CafePress management and representatives of Pillsbury, and discussed the strategic alternatives available to the Company, and the outcome of discussions that had occurred between various financial advisors and members of the Strategic Committee since the February Board meeting. The Strategic Committee discussed the advantages and disadvantages of hiring a financial advisor to assist in its review of strategic alternatives. As part of this discussion, the Strategic Committee discussed Needham & Company’s previous presentation, Needham & Company’s understanding of CafePress’ business and the market in which it operates, and Needham & Company’s overall capabilities and strengths. After discussion, the Strategic Committee determined that Needham & Company would be best qualified and able to serve as financial advisor to the Board in its evaluation of prospects for maximizing stockholder value. Subsequently, pursuant to an engagement letter dated March 19, 2018, the Board engaged Needham & Company as its financial advisor and directed Needham & Company to work with management to identify a list of parties that might be interested in pursuing a potential strategic transaction.

Between March 2018 and May 2018, the Strategic Committee, with input from CafePress management and representatives of Needham & Company, identified a group of parties, both strategic parties and financial sponsors, to contact as part of CafePress’ exploration of potential strategic alternatives. At the direction of the Strategic Committee, representatives of Needham & Company began contacting parties to discuss the forms of confidentiality agreements to be entered into with CafePress (“Form Confidentiality Agreement”).

On April 5, 2018, as part of the strategic outreach process, CafePress executed a Form Confidentiality Agreement with District Photo, an affiliate of Snapfish, a strategic party.

During the period from April 16, 2018 to May 30, 2018, the Company entered into a Form Confidentiality Agreement with each of Company B (a strategic party), Company C (a financial sponsor), Company D (a financial sponsor), Company E (a strategic party), Company F (a strategic party), Company G (a financial sponsor), Company H (a strategic party), Company I (a strategic party), Company J (a strategic party), Company K (a strategic party) and Company L (a financial sponsor).

On May 1, 2018, the Board held a regularly scheduled Board meeting. During the meeting, representatives of Needham & Company provided the Board with an update on the outreach process, noting that 89 parties had been contacted, comprised of 33 strategic buyers and 56 financial buyers, and that of the 89 parties, 14 had expressed a lack of interest in proceeding further.

On May 2, 2018, CafePress management and representatives from Needham & Company met in-person with Snapfish to discuss a potential strategic transaction.

Also on May 2, 2018, CafePress announced the results of its first fiscal quarter of 2018, including that total revenue had declined 20% from the first quarter of 2017. The Company attributed this to lower traffic on CafePress.com as a result of changes in search engine algorithms that occurred in 2017, but noted that in April, the Company had released new search pages in hopes of improving search engine optimization and driving more traffic to Cafepress.com. In light of the Company’s first quarter results, management revised the Company’s net revenue forecast for 2018 down to $82.1 million, and included this updated number in the management projections to be provided to potential buyers as part of the strategic outreach process.

On May 7, 2018, CafePress management and representatives from Needham & Company met telephonically with Company B, to discuss a potential strategic transaction.

On May 11, 2018, the Strategic Committee met with CafePress management and representatives of Needham & Company and Pillsbury. During the meeting, representatives of Needham & Company discussed the outreach to various strategic and financial buyers, noting that 95 parties had been contacted, comprised of 35 strategic buyers and 60 financial buyers, and that of the 95 parties, 43 parties had expressed a lack of interest in proceeding further. The representatives of Needham & Company also noted that Company A, which had declined to enter into a Form Confidentiality Agreement, had informally indicated to representatives of Needham & Company a proposed strategic transaction whereby it would acquire 100% of the CafePress common stock in exchange for the issuance of shares of Class A common stock of Company A in an “at-the-market” deal that would not offer a premium to the trading price of shares of CafePress common stock at the time of signing a definitive agreement. The closing trading price of shares of CafePress common stock on May 10, 2018 was $1.38 per share. The Strategic Committee noted that the terms proposed by Company A were less favorable than those previously offered, but because the offer included shares in a thinly traded company, the Strategic Committee directed Needham & Company to analyze the terms of the offer and provide additional information to the Committee at the next meeting to allow it to better evaluate the offer in the context of the strategic outreach process.

On May 14, 2018, CafePress management and representatives of Needham & Company met telephonically with Company D, to discuss a potential transaction.

On May 17, 2018, CafePress management and representatives of Needham & Company met telephonically with Company C, to discuss a potential transaction.

Between May 22, 2018 and May 25, 2018, the Company provided data room access to Company B, Company C, Company F, Company G, Company H, Company I, Company J and Company K for due diligence purposes.

On May 23, 2018, CafePress management and representatives of Needham & Company met telephonically with Company G, to discuss a potential transaction.

On May 24, 2018, CafePress management and representatives of Needham & Company met telephonically with Company H, to discuss a potential transaction.

On May 25, 2018, the Strategic Committee met with CafePress management and representatives of Needham & Company and Pillsbury. The representatives of Needham & Company noted that of the 96 parties that had been contacted to date, 69 parties had expressed a lack of interest in proceeding further and the rest were still reviewing materials or discussing the Form Confidentiality Agreement. The Strategic Committee also discussed a potential bid timeline, and the parties who might be asked to participate based on engagement and interest expressed to date. The representatives of Needham & Company also provided the Strategic Committee with additional information with respect to Company A and the transaction proposed by Company A, noting that the proposal was to acquire 100% of the CafePress common stock in exchange for the issuance of shares of Class A common stock of Company A in an “at-the-market” deal that would not be at a premium to the trading price of shares of CafePress common stock at the time of signing a definitive agreement. The closing trading price of shares of CafePress common stock on May 24, 2018 was $1.45 per share.

On May 29, 2018, the Company provided data room access to Company D for due diligence purposes.

On June 1, 2018, the Strategic Committee met, with CafePress management, representatives of Needham & Company and Pillsbury. During the meeting, representatives of Needham & Company provided the Strategic Committee with an update on the strategic process, noting that of the 97 parties contacted (35 strategic and 62 financial), nine had held or scheduled meetings with CafePress management, 72 had expressed a lack of interest in proceeding further, and the remaining 16 were still reviewing materials or discussing the Form Confidentiality Agreement.

On June 5, 2018, CafePress management and representatives of Needham & Company met telephonically with Company J, to discuss a potential transaction.

On June 7, 2018, CafePress management and representatives of Needham & Company met in-person with Company F and in-person with Company I, to discuss a potential strategic transaction, and provided data room access to Company L for due diligence purposes.

On June 12, 2018, CafePress management and representatives of Needham & Company met in-person with Company E, to discuss a potential strategic transaction.

On June 15, 2018, the Strategic Committee met with CafePress management and representatives of Needham & Company and Pillsbury. During the meeting, representatives of Needham & Company provided the Strategic Committee with an update on the strategic process, noting that of the 97 parties contacted, 79 had expressed a lack of interest in proceeding further (including Company D, Company E, Company I and Company J); Snapfish, Company A, Company B, Company C, Company F, Company G, Company H, Company K and

Company L had either already held meetings with management or were reviewing materials; and the remaining nine were still reviewing materials or discussing Form Confidentiality Agreements. The Strategic Committee also discussed the perceived interest of the various parties, the likelihood of a successful transaction with the various interested parties, and timeline, process and next steps.

On June 20, 2018, CafePress executed a Form Confidentiality Agreement with Company M, a strategic party, and provided it with access to the data room.

On June 26, 2018, the Strategic Committee met with CafePress management and representatives of Needham & Company and Pillsbury. During the meeting, representatives of Needham & Company reported that Snapfish, Company A, Company C, Company G, Company H, Company K and Company L remained interested in a potential transaction. The Strategic Committee discussed the relative interest of each of these parties, and directed management to work with Needham & Company and Pillsbury to send out bid letters by the end of the week to Snapfish, Company A, Company C, Company G, Company H, Company K and Company L. The Strategic Committee also discussed the potential interest of Company M, but determined that it would be premature to include Company M in the process as Company M had only recently signed a Form Confidentiality Agreement.

On June 29, 2018, at the direction of the Strategic Committee, representatives of Needham & Company distributed bid procedures letters (“Bid Letters”) to Snapfish, Company A, Company C, Company G, Company H, Company K and Company L. The Bid Letters required interested parties to submit an initial, non-binding proposal (“Indication of Interest”) for the acquisition of CafePress no later than July 20, 2018.

On July 2, 2018, CafePress management and Snapfish management met telephonically to further discuss potential operational fit and synergies.

On July 10, 2018, CafePress management and representatives of Needham & Company met telephonically with Company K to discuss the materials provided by CafePress to date.

On July 11, 2018, CafePress management and representatives of Needham & Company met in-person with Company H to provide a tour of the Riverport manufacturing facility and to answer questions after its review of the materials provided by CafePress to date.

On July 12, 2018, CafePress management and Strategic Committee members, and representatives of Needham & Company met in-person with representatives of Company A to discuss the corporate structure of Company A and its affiliates, the assets currently held by Company A, plans for future acquisitions by Company A, and potential synergies between CafePress and Company A and certain of its affiliates, for the purpose of understanding what Company A perceived as value for CafePress stockholders.

On July 16, 2018, CafePress management and representatives of Needham & Company met in-person with representatives Snapfish to discuss a potential strategic transaction. Additionally, on July 16, 2018, Needham & Company received an Indication of Interest from Company A proposing to acquire 100% of the CafePress common stock in exchange for the issuance of shares of Class A common stock of Company A in an “at-the-market” deal that would not be at a premium to the trading price of shares of CafePress common stock at the time of signing a definitive agreement. The closing trading price of shares of CafePress common stock on July 16, 2018 was $1.30 per share.

On July 20, 2018, representatives of Needham & Company received an Indication of Interest from Company H, a strategic company, to acquire all of the outstanding common stock of CafePress for an aggregate purchase price equal to the Company’s cash on hand as of June 30, 2018 (which was approximately $1.16 per share), subject to certain conditions, in a stock-for-stock exchange transaction. The closing price of shares of CafePress common stock on July 20, 2018 was $1.28 per share.

On July 20, 2018, representatives of Needham & Company also received a written communication from Snapfish expressing an intent to continue in the process but that it was not in a position to submit a proposal at that time.

On July 23, 2018, the Strategic Committee met with CafePress management and representatives of Needham & Company and Pillsbury. During the meeting, representatives of Needham & Company reported that of the 97 parties contacted, only Company A and Company H had submitted indications of interests by the requested deadline of June 20, 2018, and that Snapfish had indicated it remained interested but was not able to submit an Indication of Interest on the requested timetable. The representatives of Needham & Company also reported that Company M had only recently reached out to management to begin discussions but remained significantly behind the remaining three interested parties. The representatives of Needham & Company said 93 parties had expressed a lack of interest in proceeding further or had stopped communicating with Needham & Company. The representatives of Needham & Company provided the Strategic Committee with an overview of the Indication of Interest received from Company H, including the amount of consideration and that it would be an all-stock deal. The Strategic Committee discussed the details of Company H’s offer and the potential for CafePress stockholders to participate in the value delivered by a combined company, noting that Company H was traded on the New York Stock Exchange, but had low average daily trading volume, was not profitable and did not generate positive free cash flow. The representatives of Needham & Company then provided the Strategic Committee with an overview of the Indication of Interest received from Company A, noting that Company A proposed an all-stock transaction consisting of “low vote” common stock in a company that had a dual low-vote/high-vote structure. The representatives of Needham & Company also informed the Strategic Committee that Company A had not agreed to sign a Form Confidentiality Agreement and thus had never been granted access to the data room. The Strategic Committee discussed the merits of Company A’s proposal and the potential value to CafePress’ stockholders. The Strategic Committee then discussed the advantages and disadvantages of each Indication of Interest, noting the risks and opportunities of each, and ways to maximize value for the CafePress stockholders in a transaction, noting that each of the proposals failed to offer an adequate premium and involved the issuance of relatively illiquid stock rather than payment of cash to the Company’s stockholders. The Strategic Committee instructed the representatives of Needham & Company to go back to Company H and Company A, to clarify its proposed deal terms, and encourage each company to improve its proposal. The Strategic Committee also instructed the representatives of Needham & Company to continue its dialogue with Snapfish and Company M, acknowledging that Company M had engaged in discussions very late in the process.

On July 24, 2018, Kurt Sturn, a director and treasurer of Snapfish, had a telephone call with Fred E. Durham III, the Company’s CEO, regarding a potential transaction between Snapfish and CafePress and confirmed Snapfish’s continued interest.

On July 31, 2018, CafePress announced the results of its second fiscal quarter 2018, including that total revenue had declined 19% from the prior year period. The Company attributed this to lower traffic on CafePress.com as a result of changes in search engine algorithms that occurred in 2017, but noted that the new search pages released in April had resulted in a slow increase in traffic. In light of the Company’s second quarter results, management revised the Company’s net revenue forecast for 2018 down to $78.6 million, and provided updated management projections to the remaining strategic parties as part of their due diligence.

On July 31, 2018, the Board held a regularly scheduled meeting where representatives of Needham & Company provided an update with respect to the strategic process.

On July 31, 2018, representatives of Needham & Company received an Indication of Interest from Snapfish for an all-cash transaction to acquire all of the outstanding common stock of CafePress for an aggregate purchase price of $25 million, which represented approximately $1.39 per share. The Indication of Interest also included a 90-day exclusivity period. That day, CafePress common stock closed at $1.21 per share.

On August 1, 2018, CafePress management and representatives of Needham & Company met in-person with Company M to discuss a potential strategic transaction.

On August 3, 2018, CafePress management, Mr. Howe and representatives of Needham & Company met in-person with Company H to discuss a potential strategic transaction and to conduct reverse due diligence on Company H. As part of the reverse due diligence process the Company requested financial projections for Company H, however Company H refused to provide any projections.

On August 10, 2018, the Strategic Committee met with CafePress management and representatives of Needham & Company and Pillsbury to discuss the revised Indication of Interest submitted by Snapfish on August 9, 2018. The representatives of Needham & Company provided an overview of the revised Indication of Interest, including that it would be an all-cash transaction at $1.39 per share and that it involved a 90-day exclusivity period. The Strategic Committee discussed the details of Snapfish’s offer and the potential value to CafePress’ stockholders when compared to the proposed all-stock transactions offered by Company A and Company H. The Strategic Committee also discussed shortening the exclusivity period and including certain transaction document delivery milestones to ensure that progress on a potential transaction was being made during exclusivity. Following extensive discussion about the proposals from Snapfish, Company A and Company H, the Strategic Committee instructed the representatives of Needham & Company to approach each of Snapfish, Company A and Company H and provide each with an opportunity to improve its proposal with a deadline for submission of August 14, 2018.

Following the meeting with the Strategic Committee, the representatives of Needham & Company communicated with Snapfish, Company A and Company H. Snapfish indicated that it was willing to proceed with discussions at a per share price of $1.50 per share. Company A indicated an unwillingness to modify its initial proposal. Company H indicated that it would increase its initial proposal to an “at-the-market” deal but that it was unwilling to increase its initial proposal beyond that. That day, CafePress common stock closed at $1.33 per share.

On August 14, 2018, CafePress management met in-person with Snapfish to discuss a potential strategic transaction. Additionally, on August 14, 2018, the Strategic Committee instructed Ekumene Lysonge, CafePress’ General Counsel, with the assistance of Pillsbury, to negotiate a draft of an exclusivity agreement with Snapfish for presentation to the Strategic Committee. Over the following days, representatives of CafePress and Snapfish negotiated the terms of the exclusivity agreement.

Starting on August 16, 2018 and continuing through the negotiations of the Merger Agreement and related ancillary documents, Snapfish and CafePress engaged in discussions with respect to various due diligence matters on a regular basis. In connection with those discussions, the Company and District Photo, an affiliate of Snapfish, entered into a Reciprocal Confidentiality Agreement on August 16, 2018.

On August 16, 2018, the Strategic Committee was presented with a draft of the Exclusivity Agreement with District Photo, which provided for an initial exclusivity period through September 14, 2018 that would automatically extend to October 5, 2018 so long as District Photo delivered a substantially complete draft definitive agreement on or before September 14, 2018. Additionally, the Exclusivity Agreement provided that in the event the Company entered into discussions with, or provided information to, a third party regarding an alternative acquisition proposal that the Board determined would reasonably be expected to result in a transaction more favorable to CafePress, or terminated the Exclusivity Agreement in connection therewith, CafePress would be obligated to reimburse District Photo for its expenses incurred in connection with the proposed transactions, not to exceed $200,000. The Strategic Committee authorized management to enter into an exclusivity agreement on such terms with District Photo and the parties entered into the Exclusivity Agreement on August 16, 2018.

On August 28 and 29, 2018, CafePress management and Snapfish management met in-person to further discuss operational fit and synergies.

On September 14, 2018, representatives of Snapfish confirmed to representatives of Needham & Company, Snapfish’s proposal to acquire all of the outstanding common stock of CafePress at a price of $1.50 per share in cash. In addition, Arent Fox LLP, Snapfish’s outside counsel (“Arent Fox”), delivered a draft of a Merger Agreement to CafePress. In response, on September 14, 2018, CafePress confirmed Snapfish had satisfied the condition precedent to extending the exclusivity period to October 5, 2018, and agreed to extend the exclusivity period to October 5, 2018. On September 17, 2018, Arent Fox delivered a revised version of the Merger Agreement.

On September 20, 2018, Arent Fox delivered an initial draft of the Support Agreement to Pillsbury, which Pillsbury reviewed and, on September 22, 2018, delivered revisions to Arent Fox.

On September 21, 2018, Pillsbury sent a revised version of the Merger Agreement to Arent Fox.

On September 24, 2018, Kurt Sturn, representing Snapfish, contacted representatives of Needham & Company by phone and informed the representatives of Needham & Company that Snapfish intended to reduce the per share price from $1.50 in cash to $1.30 in cash for a number of reasons, including various competitive concerns in the industry, technology-related matters, concerns around deal timing, doubts as to the Company’s management projections, certain transaction-related expenses, and changes in the state of certain vendor relationships. Thereafter, the Board convened by phone on September 24, 2018 to discuss the indicated price reduction, with management and representatives of Needham & Company and Pillsbury in attendance. The representatives of Needham & Company reviewed the indicated price reduction and the reasons given, and Pillsbury reviewed the Board’s fiduciary duties in the context of considering the Company’s response. The Board discussed each item of concern enumerated by Snapfish. The Board asked management questions regarding the Company’s ability to achieve the net revenue targets listed in the management projections, particularly in light of third quarter results to date. Following discussion, the Board directed the representatives of Needham & Company to indicate to Snapfish that the Company would not proceed with discussions regarding a transaction at $1.30 per share, but to indicate the Company’s continued willingness to move forward at the previously agreed upon price of $1.50 per share. As instructed, the representatives of Needham & Company communicated this message by phone later that evening to Mr. Sturn. Following the meeting, management reduced its net revenue forecast for 2018 to $77.2 million, as it had become apparent that the third quarter results would fall below expectations, but increased the forecasted average annual percentage increase for 2019-2022. The modified management forecasts were made available to Snapfish as part of its due diligence.

On the evening of September 25, 2018, Jasbir Patel, CEO of Snapfish, contacted representatives of Needham & Company and expressed continued concern as to a variety of items that would affect the price being offered. The representatives of Needham & Company again reiterated the Board’s refusal to accept $1.30 per share. Following the call, Mr. Patel emailed representatives of Needham & Company indicating that Snapfish was willing to move the offer to $1.45 per share, noting continuing concern regarding certain competitive factors in the industry and certain concerns regarding the Company’s technology. The representatives of Needham & Company communicated this revised offer to the Board and CafePress management.

On September 26, 2018, members of the Strategic Committee discussed the revised offer from Snapfish. In considering the Company’s response, the Strategic Committee reviewed Snapfish’s stated concerns and discussed each item. The Strategic Committee also considered the Company’s alternatives to a transaction with Snapfish at $1.45, and discussed the fact that only two other parties out of 97 had been interested in proceeding with a transaction with the Company, and that both of the resulting offers were “at-the-market” offers that were at significantly lower implied per share equity values than what was being offered by Snapfish. The Strategic Committee also discussed the Company’s standalone prospects and the ability of the Company to execute on its strategic plan as a standalone company in light of the various industry, market and technological challenges facing the Company, and the fact that the Company’s revenue had declined in each of the last four fiscal years. Finally, the Strategic Committee discussed, with input from Pillsbury, the remaining outstanding issues in the Merger Agreement and in the Support Agreement. Following discussion, the Strategic Committee determined and directed the representatives of Needham & Company to indicate to Snapfish the Company’s willingness to proceed with a transaction of $1.48 per share in cash, contingent upon Snapfish’s agreement with the Company’s proposal as to the remaining outstanding items. The representatives of Needham & Company communicated the Strategic Committee’s directive to Snapfish in the afternoon of September 26, 2018.

On September 26, 2018, Arent Fox sent a revised draft of the Merger Agreement and Support Agreement to Pillsbury, following, which representatives of CafePress and Snapfish engaged in negotiations regarding certain open issues.

In the evening on September 26, 2018, Jasbir Patel, CEO of Snapfish, advised representatives of Needham & Company that Snapfish was tentatively prepared to sign a definitive agreement with CafePress at a price of $1.48 in cash per share if the parties could agree on the final outstanding issues, which included the treatment of unvested equity awards and certain representations and warranties.

On September 27, 2018, Pillsbury sent a revised draft of the Merger Agreement and Support Agreement to Arent Fox, and the parties discussed the final open issues, which included the treatment of equity awards, certain representations and warranties, and price.

On September 27, 2018, the Board met with CafePress management, representatives of Needham & Company and Pillsbury to review the draft Merger Agreement and the outstanding issues, which included price and whether Parent was willing to cash-out certain unvested equity awards, approximately half of which were held by Company employees, and the other half of which were held by the non-executive directors. Management then reviewed the rationale for the transaction, the sales process, the prospects, risks and benefits of the proposed transaction with Snapfish as well as the prospects, risks and benefits of CafePress remaining as a standalone entity, the consideration offered by Snapfish, the return of capital to stockholders in light of the cash consideration, deal certainty matters and stockholder value. Management also reviewed the terms of the Merger Agreement, including transaction structure, price, representations and warranties, covenants, closing conditions, termination fees and rights, ability of the Board to recommend alternative transactions, and other provisions. Representatives of Needham & Company then joined the meeting and reviewed the process undertaken by CafePress to evaluate strategic alternatives which included outreach to 97 parties that ultimately resulted in three companies presenting non-binding offers. Representatives of Needham & Company reviewed and discussed with the Board certain financial analyses with respect to the Offer Price of $1.48 in cash. The directors then discussed the outstanding issues. With respect to the treatment of unvested equity awards, the Board noted the importance of having Snapfish honor the treatment of the unvested equity awards held by Company employees, but directed management to offer the forfeiture of unvested equity awards held by non-executive directors.

Following the meeting, CafePress management and Snapfish management discussed the final outstanding issues remaining in the Merger Agreement.

Later that evening, the Board met again with CafePress management, representatives of Needham & Company and Pillsbury to discuss the Merger Agreement. Management presented the conclusion of the outstanding items, and made a recommendation in support of the proposed transaction with Snapfish. Pillsbury then advised the directors of their fiduciary duties in the context of considering a sale of the Company. Representatives of Needham & Company then joined the call and summarized its earlier financial analyses with respect to the Offer Price of $1.48 in cash, following which, Needham & Company delivered to the Board its oral opinion, which was subsequently confirmed by a written opinion dated September 28, 2018, the date of the Merger Agreement, to the effect that, as of the date of the opinion and based upon and subject to the assumptions, qualifications, limitations and other matters set forth in its written opinion, the Offer Price of $1.48 per Share in cash to be received by the holders of Shares (other than Snapfish, Merger Sub, any other affiliate of Snapfish or the Company (as treasury stock or otherwise) and holders of Dissenting Shares), pursuant to the Merger Agreement was fair, from a financial point of view, to such holders. The opinion of Needham & Company is more fully described below under the heading “—Opinion of Needham & Company, LLC.” The Board then discussed, with input from management, the standalone prospects of CafePress and the risks and benefits of remaining a standalone company. The Board discussed the proposed transaction with Snapfish, the diligence conducted on Snapfish, the cash to be received by CafePress stockholders and other factors, the reasons in support of the proposed transaction and the negative factors about the proposed transaction. Following discussion, the Board unanimously agreed and determined that, for the reasons more fully described in “—Reasons for Recommendation,” the Offer and the Merger were advisable and in the best interests of CafePress and its stockholders, and the Board voted unanimously to approve the Merger Agreement and the transactions contemplated thereunder.

The definitive Merger Agreement and the Support Agreements were executed following the Board meeting on September 28, 2018 and the transaction was announced prior to the opening of the Nasdaq Global Select Market.

Reasons for Recommendation

In its evaluation of the Merger Agreement, the Offer and the Merger and the other transactions contemplated by the Merger Agreement, the Board consulted with CafePress’ management and its legal and financial advisors and considered a number of factors, including the following (which are not necessarily in order of relative importance):

•

the current and historical market prices for CafePress common shares, including the fact that the Offer Price of $1.48 per Share in cash represented a 14.7% premium over the closing price of the Shares on September 27, 2018, the last full trading day before the Offer and the Merger were approved by the Board;

•

the current, historical and projected financial condition and results of operations of CafePress on a stand-alone basis, including the risks related to, and likelihood of, CafePress achieving its strategic plan and achieving long-term value for its stockholders, particularly in light of the fact that:

•

CafePress’ net revenue has declined every year for the past four fiscal years despite management’s efforts to improve performance, with the average annual decline being 12.3% and the decline between fiscal 2016 and fiscal 2017 being 16.2%;

•	CafePress’ net revenue has declined 20.2% and 19.6% for the first two quarters of fiscal 2018 as compared to the first two quarters of fiscal 2017;

•

the unlikelihood of a significant near-term turn-around in CafePress’ financial condition and result of operations compared to the near-term value to the stockholders which could be realized through the transaction at a premium to the then-current market price of the Shares;

•	the fact that:

•	the personalized and custom products market is highly fragmented and intensely competitive, with new entrants frequently entering the market;

•

many of CafePress’ competitors, such as Redbubble, Amazon, Google, and Society6, are larger or more diversified companies with substantially greater financial resources and capacity to invest in the development and marketing of their product offerings;

•	CafePress’ largest retail partner is also one of its competitors; and

•	the impact of this competitive environment on CafePress’ ability to execute its strategic plan without substantial risk to the value of the Shares;

•

the form of consideration to be paid to the stockholders in the Offer and the Merger and the certainty of the value of cash consideration compared to stock or other forms of consideration, as well as the fact that Parent’s proposal was not subject to obtaining any outside financing;

•

the fact that the Board had carefully evaluated, in consultation with CafePress’ management and its financial and legal advisors, various strategic alternatives available to CafePress, including remaining an independent company or pursuing other alternative transactions, and exploring the possibility of potential business combinations with other strategic companies or financial sponsors, the desirability and perceived risks of those alternatives, the range of potential benefits to the stockholders of these alternatives and the timing and the likelihood of accomplishing the goals of such alternatives;

•

the Board’s assessment that none of these alternatives were reasonably likely to present superior opportunities for CafePress to create greater value for its stockholders, taking into account risks of execution as well as business, competitive, industry and market risks;

•

the results of the process that the Board had conducted, with the assistance of CafePress management and its financial and legal advisors, to evaluate strategic alternatives and the results of discussions with third parties regarding a business combination or change of control transaction, including the fact that:

•	97 potential strategic or financial partners were approached;

•

which resulted in only three indications of interest, as described in “Item 4. The Solicitation or Recommendation—Background of the Transactions,” two of which offered illiquid stock as the form of consideration;

•

with the indication of interest from Parent being the only one containing a meaningful premium that would return value to CafePress’ stockholders at Closing and the only one offering cash as consideration;

•	even after CafePress provided the other two parties an opportunity to provide additional consideration, which they each declined;

•

the oral opinion of Needham & Company rendered to the Board on September 27, 2018, which was subsequently confirmed by delivery of a written opinion dated September 28, 2018 (the date of the Merger Agreement) that, as of such date and based upon and subject to the assumptions, qualifications, limitations and other matters set forth in its written opinion, the Offer Price to be received by the holders of the Shares (other than as specified in such opinion) pursuant to the Merger Agreement was fair, from a financial point of view, to such holders (the full text of the written opinion of Needham & Company is attached as Annex I to this Schedule 14D-9 and is incorporated by reference in this Schedule 14D-9 in its entirety; see also “Item 4. The Solicitation or Recommendation—Opinion of Needham & Company, LLC”);

•

the view of the Board that the Offer is likely to be completed and the Merger is likely to be consummated based on, among other things, the absence of a financing condition and Parent’s representations and warranties related to the availability of funds, and the limited number of other conditions to the Offer and the Merger;

•

the anticipated timing of the consummation of the transactions contemplated by the Merger Agreement and the fact that the transaction is structured as a tender offer and a subsequent merger, which can often be completed more promptly than would have been the case with a merger alone, meaning that all stockholders are likely to receive the Offer Price for their Shares more promptly;

•

the availability of appraisal rights under the DGCL to CafePress stockholders who do not tender their Shares in the Offer and comply with all of the required procedures for perfecting appraisal rights under the DGCL;

•

CafePress’ ability, under certain circumstances, and subject to certain conditions, to furnish information to and to conduct negotiations with a third party that makes a bona fide unsolicited written proposal for a business combination or acquisition of CafePress that could reasonably be likely to lead to a transaction that is superior to the Merger;

•

the fact that the Board, subject to certain conditions, has the right to change its recommendation as to the Offer and Merger in response to a proposal to acquire CafePress that the Board determines is superior to the Merger or an intervening event with respect to CafePress if the Board determines that failure to take such action would be inconsistent with its fiduciary duties to CafePress’ stockholders;

•	the belief of the Board that the outside date under the Merger Agreement of December 31, 2018 allows for sufficient time to complete the Merger; and

•	the fact that CafePress may seek specific performance of Parent’s obligations under the Merger Agreement.

In addition, the Board also weighed the foregoing advantages and benefits against a variety of risks and other potentially negative factors, including the following:

•

the stockholders of CafePress will receive the Offer Price in cash and will no longer have the opportunity to participate in any future earnings or growth of CafePress or benefit from any potential future appreciation in the value of the Shares, including any value that could be achieved if CafePress engages in future strategic or other transactions;

•

the amount of time it could take to complete the Merger, the potential for diversion of management focus for an extended period and employee attrition, the potential inability to hire new employees and retain existing employees and the possible adverse effects of the announcement and pendency of the transaction on customers, suppliers, distributors and other business relationships, in particular if the Merger is not completed;

•

the restrictions under the terms of the Merger Agreement on the conduct of CafePress’ business prior to the completion of the Merger, which could delay or prevent CafePress from undertaking material strategic opportunities that might arise pending completion of the Merger to the detriment of CafePress’ stockholders, in particular if the Merger is not completed;

•	certain terms of the Merger Agreement, including:

•	the limitation on CafePress’ ability to solicit alternative proposals;

•

the fact that CafePress will be required to pay Parent a termination fee of $900,000 in certain circumstances, including termination of the Merger Agreement by either CafePress or Parent as a result of a change in recommendation by the Board in connection with a superior proposal being made by a third party, a sum which the Board, upon consultation with its advisors, concluded was customary and reasonable for transactions of this size and type;

•

the fact that CafePress will be required to pay Parent a termination fee equal to the documented, out-of-pocked expenses of Parent incurred in connection with the transaction up to a maximum of $400,000 in certain circumstances, including termination of the Merger Agreement by either CafePress or Parent as a result of a change in recommendation by the Board in connection with an intervening event, a sum which the Board, upon consultation with its advisors, concluded was customary and reasonable for transactions of this size and type;

•

the risk that the Merger may not be completed, or that completion may be significantly delayed, for reasons beyond the control of CafePress, including the failure to satisfy certain conditions to closing;

•

the fact that certain of CafePress’ directors and executive officers may receive benefits that are different from, and in addition to, those of CafePress’ other stockholders, as more fully described below under the caption “Item 6. Interest In Securities of the Subject Company;”

•

the risks and uncertainties associated with CafePress’ business and operations, including the risk factors set forth in CafePress’ Annual Report on Form 10-K for the year ended December 31, 2017 and its Quarterly Reports on Form 10-Q for the quarters ended March 31, 2018 and June 30, 2018.

After considering the foregoing factors, the Board concluded that, overall, the potentially beneficial factors relating to the Merger Agreement and the Merger outweighed the risks and potentially negative factors.

The foregoing discussion of the information and factors considered by the Board is not exhaustive but is intended to reflect the material factors considered by the Board in its consideration of the Merger Agreement, the Merger and the other transactions contemplated by the Merger Agreement. In view of the complexity and the large number of factors considered, the Board, individually and collectively, did not quantify or assign any relative or specific weight to the various factors. Rather, the Board based its recommendation on the totality of the information presented to and considered by it. In addition, individual members of the Board may have given different weights to different factors.

The foregoing discussion of the information and factors considered by the Board is forward-looking in nature. This information should be read in light of the factors described under the caption “Item 8. Additional Information—Forward-Looking Statements.”

After careful consideration, the Board unanimously determined that the Merger Agreement and the Offer, the Merger and the other transactions contemplated by the Merger Agreement are fair to, and in the best interests of, CafePress and its stockholders; declared it advisable to enter into the Merger Agreement and approved the execution, delivery, and performance of the Merger Agreement; approved and declared advisable the Offer, the Merger, and the other transactions contemplated by the Merger Agreement; and resolved to recommend the acceptance of the Offer and that the stockholders tender their Shares pursuant to the Offer.

Intent to Tender

To CafePress’ knowledge, after making reasonable inquiry, all of its executive officers and directors currently intend to tender or cause to be tendered pursuant to the Offer all Shares held of record or beneficially owned by such persons or entity immediately prior to the expiration of the Offer, as it may be extended (other than Shares for which such holder does not have discretionary authority). The foregoing does not include any Shares over which, or with respect to which, any such executive officer or director acts in a fiduciary or representative capacity or is subject to the instructions of a third party with respect to such tender. In addition, the directors and the executive officers of CafePress have entered into Support Agreements, as further described in “Item 3. Past Contacts, Transactions, Negotiations and Agreements—Arrangements with Parent and Merger Sub and their Affiliates” and is incorporated herein by reference.

Certain CafePress Prospective Financial Information

CafePress’ management does not as a matter of course make detailed or long-term public forecasts or projections as to its future financial performance due to the uncertainties inherent in the underlying assumptions and estimates and in the Company’s business. However, beginning in January 2018, for strategic planning purposes, CafePress’ senior management prepared internal financial projections for fiscal years 2018 through 2022 for the Board, at its request, using management’s then-best estimates of the future performance of the Company on a standalone basis (the “January Projections”). In addition, in connection with the strategic process that resulted in the Offer and Merger, CafePress’ senior management prepared updated financial projections for fiscal years 2018 through 2022, taking into account CafePress’ results of operations since the January Projections were prepared, which CafePress presented to potential buyers for due diligence purposes as part of its strategic outreach process beginning in April 2018 (the “April Projections”). CafePress’ senior management updated the April Projections in July (the “July Projections”) and again in September (the “September Projections”), in each instance to account for CafePress’ more recent results of operations, and in each instance, made these available to potential buyers as part of its strategic outreach process. The January Projections, April Projections, July Projections and September Projections are collectively referred to as the “Projections.”

The Projections were prepared by management and provided to the Board for purposes of considering, analyzing and evaluating CafePress’ strategic and financial alternatives. Before entering into the Merger Agreement, representatives of Parent and Merger Sub conducted a due diligence review of CafePress, and in connection with their review, Parent and Merger Sub received certain non-public information concerning CafePress, including the April Projections, July Projections and September Projections. This information was also furnished to Needham & Company.

The summary of the Projections set forth below is intended solely to give CafePress stockholders access to nonpublic information that was available to the Board, Needham & Company, and Parent when they were evaluating the Offer, the Merger Agreement and the transactions contemplated by the Merger Agreement, including the Merger.

The Projections were developed from historical financial statements and a series of assumptions and estimates of management related to future trends, particularly the ability to drive increased traffic to CafePress.com and generate positive net revenue, and did not give effect to the Offer or Merger, or any changes, expenses or effects that might result from the Offer or Merger. The Projections were prepared by CafePress’ management for internal use and were not prepared with a view to public disclosure, nor were they prepared with a view toward compliance with published guidelines of the SEC, the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of financial forecasts or generally accepted accounting principles. No independent registered public accounting firm, has examined, compiled, or performed any procedures with respect to the Projections, or expressed any opinion or any other form of assurance on such information or its achievability, or assumed any responsibility for the Projections. The Projections were prepared by employees of CafePress without the assistance of any public accounting firm, Parent, Merger Sub or any of their affiliates.

The Projections were based on numerous variables and assumptions that are inherently uncertain and may be beyond the control of CafePress. Also, they exclude, among other things, material transaction-related expenses. Important factors that may affect the actual future results of CafePress’ operations, or result in failure to meet the Projections, include, but are not limited to: changes in customer demand for CafePress’ products, the ability of CafePress to drive additional traffic to CafePress.com and generate positive net revenue, the evolving competitive landscape, the gain, loss, success, or delay of significant strategic relationships and partner programs, successful retention of key personnel, changes in expenses and general economic conditions, and other factors that are more fully described in the “Risk Factors” section of CafePress’ Annual Report on Form 10-K for the fiscal year ended December 31, 2017, Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2018, and Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2018, as filed with the SEC. The assumptions upon which the Projections were based necessarily involve judgments with respect to, among other things, future economic, competitive and regulatory conditions, market conditions and conditions in the industries in which CafePress operates, all of which are difficult or impossible to predict accurately and many of which are beyond the control of CafePress and its management. The Projections also reflect assumptions about certain business decisions that are subject to change.

Accordingly, there can be no assurance that the Projections will be realized, and actual results may vary materially from those shown. The inclusion of the Projections in this Schedule 14D-9 should not be regarded as an indication that any director, officer or employee of CafePress or any of their respective affiliates, advisors, officers, directors, partners, members, employees or representatives considered or considers the Projections to be predictive of actual future events, and the internal financial forecasts should not be relied upon as predictive of actual future events. Neither CafePress nor any of its affiliates, advisors, officers, directors, partners, members, employees or representatives can give you any assurance that actual results will not differ from the Projections, and none of them undertakes any obligation to update or otherwise revise or reconcile the Projections to reflect circumstances existing after the date such Projections were generated or to reflect the occurrence of future events even if any or all of the assumptions underlying the projections are shown to be in error. The September Projections have not been updated since they were prepared, and do not take into account any circumstances or events occurring after the date they were prepared, including the September 28, 2018 announcement of the parties’ entry into the Merger Agreement or subsequent integration planning activities. In addition, the Projections do not take into account the effect of any failure of the Merger to occur and should not be viewed as accurate or of any continuing validity in that context. Neither CafePress nor any of its affiliates, advisors, officers, directors, partners, members, employees or representatives intends to make publicly available an update or other revisions to the Projections. Neither CafePress nor any of its affiliates, advisors, officers, directors, partners, members, employees or representatives has made or makes any representation to any stockholder or other person regarding the ultimate performance of CafePress compared to the information contained in the

Projections or that the Projections will be achieved. CafePress has made no representation to Parent or Merger Sub or any of their respective affiliates concerning the Projections.

The summary of the Projections should not be deemed an admission or representation by CafePress, Needham & Company, Parent, Merger Sub or any of their respective affiliates with respect to such Projections or that the Projections included are viewed by CafePress, Needham & Company, Parent, Merger Sub or any of their respective affiliates as material information regarding CafePress. CafePress in fact views the projections as non-material because of the inherent risks and uncertainties associated with such projections. The summary of the Projections is not being included in this Schedule 14D-9 to influence any Stockholder’s decision whether to tender Shares in the Offer, but because this information was made available by CafePress to the Board, Parent, Merger Sub and Needham & Company. The information from the Projections should be evaluated, if at all, in conjunction with the historical financial statements and other information regarding CafePress contained in CafePress’ public filings with the SEC.

This Schedule 14D-9 contains non-GAAP financial measures including EBIT, Adjusted EBITDA and Unlevered Free Cash Flow. CafePress management included such measures in the Projections because it believed that such measures may be useful in evaluating, on a prospective basis, the potential operating performance and cash flow of CafePress. A material limitation associated with the use of the below non-GAAP financial measures is that they have no standardized measurement prescribed by GAAP and may not be comparable with similar non-GAAP financial measures used by other companies. Non-GAAP financial measures should not be considered in isolation from, or as a substitute for, financial information presented in accordance with GAAP.

All Projections are forward-looking statements. These and other forward-looking statements are expressly qualified in their entirety by the risks and uncertainties identified above and the cautionary statements contained in CafePress’ Annual Report on Form 10-K for the fiscal year ended December 31, 2017 Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2018, and Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2018. Any provisions of the Private Securities Litigation Reform Act of 1995 that may be referenced in this Schedule 14D-9, or CafePress’ other periodic reports are not applicable to any forward looking statements made in connection with the Offer.

STOCKHOLDERS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THE PROJECTIONS INCLUDED IN THIS SCHEDULE 14D-9.

January Projections, April Projections and July Projections

A summary of the January Projections, April Projections and July Projections is set forth below. The January Projections, April Projections and July Projections did not present unlevered free cash flow.

(# in millions)	FY2018E	FY2019E	FY2020E	FY2021E	FY2022E
January Projections
Net revenues	$83.6	$89.6	$97.8	$108.5	$124.6
Adjusted EBITDA (1)	$1.4	$3.8	$5.4	$7.7	$11.3

April Projections
Net revenues	$82.1	$87.7	$95.8	$106.4	$122.4
Adjusted EBITDA (1)	$1.9	$4.9	$6.7	$9.1	$12.7

July Projections
Net revenues	$78.6	$83.6	$91.5	$102.1	$118.2
Adjusted EBITDA (1)	$2.1	$4.5	$6.7	$9.0	$12.7

(1)

Adjusted EBITDA is a non-GAAP financial measure which CafePress defines as net income (loss) less interest and other (income) expense, provision for (benefit from) income taxes, depreciation and amortization, stock-based compensation, acquisition-related costs, restructuring costs and impairment charges.

September Projections

A summary of the September Projections is set forth below.

(# in millions)	FY2018E	FY2019E	FY2020E	FY2021E	FY2022E
Net revenues	$77.2	$81.4	$89.4	$101.8	$124.5
EBIT	$(4.3)	(1.0)	2.3	6.0	14.1
Plus: Depreciation and amortization	4.4	3.8	3.2	3.0	2.7
Plus: Stock-based compensation expense	1.2	1.4	1.3	1.4	1.1
Plus: Restructuring costs	0.6	0	0	0	0
Adjusted EBITDA (1)	$2.0	$4.3	$6.8	$10.4	$17.8

EBIT	$(4.3)	(1.0)	2.3	6.0	14.1
Less: Taxes (2)	0	0	0	0	0
Plus: Depreciation, amortization and other	5.1	3.8	3.2	3.0	2.7
Plus: Stock-based compensation	1.2	1.4	1.3	1.4	1.1
Less: Net working capital requirements	(0.2)	0.1	0.5	0.4	0.8
Less: Capital expenditures	(2.1)	(1.9)	(1.9)	(3.4)	(3.4)
Unlevered Free Cash Flow (3)	$(0.4)	$2.5	$5.4	$7.5	$15.2

(1)

Adjusted EBITDA is a non-GAAP financial measure which CafePress defines as net income (loss) less interest and other (income) expense, provision for (benefit from) income taxes, depreciation and amortization, stock-based compensation, acquisition-related costs, restructuring costs and impairment charges.

(2)	CafePress has $34.4 million of federal, and $20.7 million of state net operating loss carry forwards.
(3)

Unlevered Free Cash Flow is a non-GAAP financial measure which CafePress defines as cash provided by (used in) operating activities less total capital expenditures. For the avoidance of doubt, stock-based compensation was not treated as a cash expense for purposes of calculating unlevered free cash flow.

Opinion of Needham & Company, LLC

The Company retained Needham & Company to act as the Company’s financial advisor in connection with the Offer and the Merger and to render an opinion as to the fairness, from a financial point of view, to the holders of Shares (other than Snapfish, Merger Sub, any other affiliate of Snapfish or the Company (as treasury stock or otherwise) (the “Excluded Shares”) and holders of Dissenting Shares) of the Offer Price to be received by those holders in the Offer and the Merger pursuant to the Merger Agreement.

On September 27, 2018, Needham & Company delivered its oral opinion, which it subsequently confirmed by a written opinion dated September 28, 2018, the date of the Merger Agreement, to the Board that, as of the date of the opinion and based upon and subject to the assumptions, qualifications, limitations and other matters set forth in its written opinion, the Offer Price of $1.48 per Share in cash, to be received by the holders of Shares (other than holders of the Excluded Shares or holders of the Dissenting Shares) pursuant to the Merger Agreement was fair, from a financial point of view, to those holders. Needham & Company provided its opinion for the information and assistance of the Board in connection with and for the purpose of the Company’s Board of Director’s evaluation of the transactions contemplated by the Merger Agreement. Needham & Company’s opinion relates only to the fairness, from a financial point of view, to the holders of Shares (other than holders of the Excluded Shares or holders of the Dissenting Shares) of the Offer Price, which was determined through arm’s length negotiations between the Company and Snapfish. While Needham & Company provided independent financial advice to the Board during the course of the negotiations between the Company and Snapfish, the decision to approve and recommend the Offer and the Merger was made independently by the Board. Needham & Company’s opinion does not address any other aspect of the Offer or the Merger, or any related transaction, and does not constitute a recommendation to any stockholder of the Company as to whether that stockholder should tender Shares pursuant to the Offer or how that stockholder should vote or act on any matter relating to the Offer or the Merger.

The complete text of Needham & Company’s written opinion, dated September 28, 2018, which sets forth the assumptions made, procedures followed, matters considered, and qualifications and limitations on and scope of the review undertaken by Needham & Company, is attached as Annex I to this Schedule 14D-9 and is incorporated herein by reference. The summary of Needham & Company’s opinion set forth below is qualified in its entirety by reference to the full text of the opinion. Holders of Shares should read this opinion carefully and in its entirety.

In arriving at its opinion, Needham & Company, among other things:

•	reviewed the Merger Agreement and the Support Agreements;

•	reviewed certain publicly available information concerning the Company and certain other relevant financial and operating data of the Company furnished to Needham & Company by the Company;

•	reviewed the historical stock prices and trading volumes of Shares;

•	held discussions with members of management of the Company concerning the current operations of and future business prospects for the Company;

•

reviewed certain financial forecasts with respect to the Company prepared by the management of the Company and held discussions with member of such management concerning those forecasts (the “Company Projections”) and reviewed certain sensitivities to the Company Projections prepared at the direction of the Board;

•	compared certain publicly available financial data of companies whose securities are traded in the public markets and that Needham & Company deemed generally relevant to similar data for the Company;

•	reviewed the financial terms of certain other business combinations that Needham & Company deemed generally relevant; and

•	reviewed such other financial studies and analyses and considered such other matters as Needham & Company deemed appropriate.

In connection with its review and in arriving at its opinion, Needham & Company assumed and relied on the accuracy and completeness of all of the financial, accounting, legal, tax and other information discussed with or reviewed by it for purposes of its opinion and did not independently verify, nor did Needham & Company assume responsibility for independent verification of, any of that information. Needham & Company assumed the accuracy of the representations and warranties contained in the Merger Agreement, the Support Agreements and all agreements related thereto. In addition, Needham & Company assumed that the Offer and the Merger will be consummated on the terms and subject to the conditions set forth in the Merger Agreement and the Support Agreements without waiver, modification or amendment of any material term, condition or agreement thereof and that, in the course of obtaining the necessary regulatory or third party approvals, consents and releases for the Offer and the Merger, no delay, limitation, restriction or condition will be imposed that would have an adverse effect on the Company. Needham & Company assumed that the Company Projections were reasonably prepared on bases reflecting the best currently available estimates and judgments of such management, at the time of preparation, of the future operating and financial performance of the Company. Needham & Company expressed no opinion with respect to the Company Projections (including the sensitivities thereto) or the assumptions on which they were based.

Needham & Company did not assume any responsibility for or make or obtain any independent evaluation, appraisal or physical inspection of the assets or liabilities of the Company, Snapfish or any of their respective subsidiaries nor did Needham & Company evaluate the solvency or fair value of the Company, Snapfish or any of their respective subsidiaries under any state or federal laws relating to bankruptcy, insolvency or similar matters. Needham & Company’s opinion states that it was based on economic, monetary and market conditions as they existed and could be evaluated as of its date, and Needham & Company assumed no responsibility to update or revise its opinion based upon circumstances and events occurring after its date. Needham & Company’s opinion is limited to the fairness, from a financial point of view, to the holders of Shares (other than holders of Excluded Shares and holders of Dissenting Shares) of the Offer Price to be received by those holders pursuant to the Merger Agreement and Needham & Company expressed no opinion as to the fairness of the Offer or the Merger to, or any consideration received in connection therewith by, the holders of any other class of securities, creditors or other constituencies of the Company, or as to the Company’s underlying business decision to engage in the Offer and the Merger or the relative merits of the Offer and the Merger as compared to other business strategies that might be available to the Company. In addition, Needham & Company expressed no opinion with respect to the amount or nature or any other aspect of any compensation payable to or to be received by any officers, directors or employees of any party to the Offer and the Merger, or any class of those persons, relative to the Offer Price to be received by the holders of Shares pursuant to the Merger Agreement or with respect to the fairness of any such compensation. The Company imposed no limitations on Needham & Company with respect to the investigations made or procedures followed by Needham & Company in rendering its opinion.

In preparing its opinion, Needham & Company performed a variety of financial and comparative analyses. The following paragraphs summarize the material financial analyses performed by Needham & Company in arriving at its opinion. The order of analyses described does not represent relative importance or weight given to those analyses by Needham & Company. Some of the summaries of the financial analyses include information presented in tabular format. The tables are not intended to stand alone, and in order to more fully understand the financial analyses used by Needham & Company, the tables must be read together with the full text of each summary. The following quantitative information, to the extent it is based on market data, is, except as otherwise indicated, based on market data as they existed on or prior to September 27, 2018, and is not necessarily indicative of current or future market conditions.

Selected Companies Analysis. Using publicly available information, Needham & Company compared selected historical and projected financial and market data ratios for the Company to the corresponding data and ratios of publicly traded companies that Needham & Company deemed generally relevant to similar data for the Company. These companies, referred to as the selected companies, consisted of the following:

•	AutoWeb, Inc.

•	Marin Software, Inc.

•	Support.com, Inc.

•	Trans World Entertainment Corporation

•	U.S. Auto Parts Network, Inc.

The following tables set forth information concerning the following multiples for the selected companies and for the Company:

•	enterprise value as a multiple of last 12 months, or LTM, revenues (which for the Company was as of June 30, 2018);

•	enterprise value as a multiple of projected calendar year 2018 revenues;

•	enterprise value as a multiple of projected calendar year 2019 revenues; and

•	price as a multiple of book value.

Needham & Company calculated multiples for the selected companies based on the closing stock prices of those companies on September 27, 2018, the trading day prior to the announcement of the Offer and the Merger. Needham & Company calculated multiples for the Company based on the Offer Price of $1.48 per Share. All financial information excluded the impact of non-recurring events.

	Selected Companies				Company Implied by the Offer Price
	Low	Mean	Median	High
Enterprise value to LTM revenues	0.1x	0.1x	0.1x	0.2x	0.1x
Enterprise value to 2018E revenues	0.2x	0.2x	0.2x	0.2x	0.1x
Enterprise value to 2019E revenues	0.2x	0.2x	0.2x	0.2x	0.1x
Price to book value	0.2x	0.7x	0.7x	1.3x	0.9x

Selected Transactions Analysis. Needham & Company reviewed publicly available financial information for the following selected merger and acquisition transactions, which represent transactions completed since January 1, 2015 that involved target companies that were U.S. companies with equity values below $200 million:

Closing Date	Target	Acquiror
May 5, 2017	eBags, Inc.	Samsonite LLC
July 1, 2016	United Online, Inc.	B. Riley & Co. LLC
May 26, 2016	Alstyle Apparel, Inc.	Gildan Activewear, Inc.
December 10, 2015	Books-A-Million, Inc.	Anderson Family
July 17, 2015	Geeknet, Inc.	GameStop Corp.
July 1, 2015	Dover Saddlery, Inc.	Webster Capital Management LLC
June 29, 2015	Sheplers, Inc.	Boot Barn Holdings, Inc.
April 21, 2015	RealTruck, Inc.	TA Associates Management LP

In reviewing the selected transactions, Needham & Company calculated, for the target companies in the selected transactions and for the Company:

•	enterprise value as a multiple of LTM revenues (which for the Company was as of June 30, 2018); and

•	equity value as a multiple of book value.

Needham & Company calculated multiples for the target companies in the selected transactions based on the consideration paid in the selected transaction. If balance sheet information was unavailable for a target company in the selected transactions, Needham & Company calculated multiples based on equity value. Needham & Company calculated multiples for the Company based on the Offer Price of $1.48 per Share. The following table sets forth information concerning the multiples described above for the target companies in the selected transactions and for the Company.

	Selected Transactions						Company Implied by the Offer Price
	Low	25th Percentile	Mean	Median	75th Percentile	High
Enterprise value to LTM revenues	0.2x	0.4x	0.6x	0.6x	0.7x	1.3x	0.1x
Equity value to book value	0.5x	0.8x	1.9x	2.0x	2.8x	3.0x	0.9x

Premiums Paid Analysis. Needham & Company reviewed publicly available financial information for 14 selected merger and acquisition transactions completed since January 1, 2017 with target company equity values below $250 million involving U.S. public technology companies, in all cash transactions. In examining these transactions, Needham & Company analyzed the premium of consideration offered to the target company’s stock price one day, five days and 30 days prior to the announcement of the transaction.

Needham & Company calculated premiums for the Company based on the Offer Price of $1.48 per Share and the closing prices per Share of the one day, five days and 30 days prior to September 27, 2018, the trading day prior to the announcement of the Offer and the Merger. The following table sets forth information concerning the stock price premium in the selected transactions and the stock price premiums implied by the Offer Price.

	Selected Transactions						Company Implied by the Offer Price
	Low	25th Percentile	Median	Mean	25th Percentile	High
One day stock price premium	(4.1)%	6.9%	28.8%	35.8%	52.2%	104.8%	15.6%
Five day stock price premium	(7.5)%	8.4%	26.3%	37.6%	65.4%	104.5%	16.8%
30 day stock price premium	(16.1)%	13.9%	38.6%	42.9%	67.1%	104.3%	16.5%

Discounted Cash Flow Analysis. Needham & Company performed an illustrative discounted cash flow analysis to determine indicators of illustrative implied equity values for the Company and illustrative implied equity values per Share as of September 27, 2018, the trading day prior to the announcement of the Offer and the Merger. Needham & Company calculated a range of indications of the present value of unlevered free cash flows for the Company for the projected fiscal years 2018 through 2022 using discount rates ranging from 22.0% to 26.0%. The range of discount rates, reflecting an estimated range of weighted average costs of capital of the Company, was selected by Needham & Company utilizing its professional judgment and experience. Needham & Company then calculated a range of illustrative terminal enterprise values at the end of fiscal year 2022 by applying multiples ranging from 0.10x to 0.60x to the Company’s estimated fiscal year 2022 revenue. The range of multiples was selected by Needham & Company, based on its professional judgment and experience, as an illustrative range of enterprise value to LTM revenue multiples derived from the selected companies analysis and selected transactions analysis described above. These illustrative terminal enterprise values were then discounted to calculate ranges of implied indications of present values using the same range of discount rates, 22.0% to 26.0%, as described above. Needham & Company then added the ranges of implied present values of the Company’s unlevered free cash flows for the projected periods to the ranges of implied present values of the Company’s terminal enterprise values to derive ranges of implied present enterprise value of the Company. Needham & Company then added the Company’s net cash as of August 31, 2018, to arrive at the ranges of illustrative implied present equity values. Needham & Company then calculated illustrative implied equity value per Share based on an estimated fully-diluted outstanding Share number of 18.2 million, including Share equivalents underlying options and restricted stock units as determined using the treasury stock method.

Needham & Company made these calculation based on the September Projections (See “—Certain CafePress Prospective Financial Information”), which implied annualized net revenue growth for the projected fiscal years 2019 through 2022 of 12.7% and, at the direction of the Board, based on certain sensitivities to the September Projections. The Board directed Needham & Company to perform these calculation based on the sensitivities to the September Projections for a number of reasons, including (i) that the Company’s net revenue had declined each year since 2013, at an average decline per year of 12.3%, (ii) that the Company’s management had revised its net revenue forecast for 2018 downward three times and (iii) the inherent uncertainties in achieving the results implied by the September Projections. The calculation based on the sensitivities to the September Projections assumed (i) varying rates of annualized net revenue growth for the Company for the projected fiscal years 2019 through 2022, ranging from -10% to 12.5%, (ii) fixed costs and variable costs for the projected fiscal years 2019 through 2022 remaining fixed as a percentage of net revenue relative to fiscal year 2018, (iii) a discount rate of 24.0% and (iv) terminal value multiples ranging from 0.10x to 0.60x of the Company’s estimated fiscal year 2022 revenue. This analysis indicated the following illustrative implied per Share equity reference range for the Company: based on the September Projections, $2.20 to $3.79; and based on the sensitivities to the September Projections, $1.20 to $2.85.

Miscellaneous. No company, transaction or business used in the “Selected Companies Analysis,” “Selected Transactions Analysis” or “Premiums Paid Analysis” as a comparison is identical to the Company or to the Offer and the Merger. Accordingly, an evaluation of the results of these analyses is not entirely mathematical; rather, it involves complex considerations and judgments concerning differences in the financial and operating characteristics and other factors that could affect the acquisition, public trading or other values of the selected companies or selected transactions or the business segment, company or transaction to which they are being compared.

The summary set forth above does not purport to be a complete description of the analyses performed by Needham & Company in connection with the rendering of its opinion. The preparation of a fairness opinion is a complex analytical process involving various determinations as to the most appropriate and relevant quantitative and qualitative methods of financial analyses and the application of those methods to the particular circumstances and, therefore, such an opinion is not readily susceptible to summary description. Accordingly, Needham & Company believes that its analyses must be considered as a whole and that selecting portions of its analyses or the factors it considered, without considering all analyses and factors, could create a misleading or incomplete view of the process underlying its analyses and opinion. Needham & Company did not attribute any specific weight to any factor or analysis considered by it. The fact that any specific analysis has been referred to in the summary above is not meant to indicate that such analysis was given greater weight than any other analysis.

In performing its analyses, Needham & Company made numerous assumptions with respect to industry performance, general business and economic conditions and other matters, many of which are beyond the control of the Company or Snapfish. Any estimates contained in or underlying these analyses, including estimates of the Company’s future performance, are not necessarily indicative of actual values or predictive of future results or values, which may be significantly more or less favorable than those estimates. Additionally, analyses relating to the values of businesses or assets do not purport to be appraisals or necessarily reflect the prices at which businesses or assets may actually be sold or the prices at which any securities have traded or may trade at any time in the future. Accordingly, these analyses and estimates are inherently subject to substantial uncertainty. Needham & Company’s opinion and its related analyses were only one of many factors considered by the Board in their evaluation of the Offer and the Merger and should not be viewed as determinative of the views of the Board or management with respect to the Offer Price or the Offer and the Merger.

Under the terms of its engagement letter with Needham & Company, the Company has paid or agreed to pay Needham & Company a fee of $250,000 that became payable upon Needham & Company rendering its opinion. If the Offer and Merger are consummated, the Company has agreed to pay Needham & Company an additional fee of $500,000. In addition, the Company has agreed to indemnify Needham & Company for certain liabilities arising out of its role as financial advisor and out of the rendering of its opinion (including certain liabilities under the federal securities laws) and to reimburse Needham & Company for certain out-of-pocket expenses.

Needham & Company is a nationally recognized investment banking firm. As part of its investment banking services, Needham & Company is regularly engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, secondary distributions of securities, private placements and other purposes. Needham & Company believes that it was retained by the Board as the Company’s financial advisor in connection with the Offer and the Merger based on Needham & Company’s experience as a financial advisor in mergers and acquisitions as well as Needham & Company’s familiarity with the Company and its industry generally. Needham & Company has not in the past two years provided investment banking or financial advisory services to the Company unrelated to its engagement relating to the Offer and the Merger for which it has received or is entitled to receive compensation. Needham & Company has not in the past two years provided investment banking or financial advisory services to Snapfish or Merger Sub for which it has received or is entitled to receive compensation. Needham & Company may in the future provide investment banking and financial advisory services to the Company, Snapfish and their respective affiliates unrelated to the Offer and the Merger, for which services Needham & Company would expect to receive compensation. In the normal course of its business, Needham & Company may actively trade equity securities of the Company for its own account or for the account of its customers or affiliates and, therefore, may at any time hold a long or short position in those securities.

Item 5.	Persons/Assets Retained, Employed, Compensated or Used

CafePress has retained Needham & Company as its financial advisor in connection with the Offer and the Merger. Information pertaining to the retention of Needham & Company by CafePress is set forth in “Item 4. The Solicitation or Recommendation—Opinion of Needham & Company, LLC” and is hereby incorporated by reference in this Item 5.

Neither CafePress nor any person acting on its behalf has employed, retained or compensated any person to make solicitations or recommendations to CafePress’ stockholders on its behalf concerning the Offer or the Merger, except that such solicitations or recommendations may be made by directors, officers or employees of CafePress, for which services no additional compensation will be paid.

Item 6.	Interest In Securities of the Subject Company

Other than as set forth below and other than the vesting of stock units in accordance with their terms, no transactions with respect to Shares have been effected by CafePress or, to the knowledge of CafePress after making reasonable inquiry, by any of its executive officers, directors or affiliates during the 60 days prior to the date of this Schedule 14D-9.

Name	Date of Transaction	Number of Shares	Price Per Share ($)	Nature of Transaction
Fred E. Durham III	10/2/2018	3,556	1.46	Securities deemed disposed pursuant to tax withholding obligations due on the settlement of Company RSUs
Phillip L. Milliner, Jr.	10/2/2018	1,021	1.46	Securities deemed disposed pursuant to tax withholding obligations due on the settlement of Company RSUs
Ekumene M. Lysonge	10/2/2018	822	1.46	Securities deemed disposed pursuant to tax withholding obligations due on the settlement of Company RSUs

Item 7.	Purposes of the Transaction and Plans or Proposals

Except as set forth in this Schedule 14D-9 (including in the exhibits and annexes hereto) or as incorporated in this Schedule 14D-9 by reference, no negotiations are being undertaken or are underway by CafePress in response to the Offer which relate to a tender offer or other acquisition of any Shares by CafePress, any subsidiary of CafePress or any other person.

Except as set forth in this Schedule 14D-9 (including in the exhibits and annexes hereto) or as incorporated in this Schedule 14D-9 by reference, no negotiations are being undertaken or are underway by CafePress in response to the Offer which relate to, or would result in (i) any extraordinary transaction, such as a merger, reorganization or liquidation, involving CafePress or any subsidiary of CafePress, (ii) any purchase, sale or transfer of a material amount of assets of CafePress or any subsidiary of CafePress, or (iii) any material change in the present dividend rate or policy, or indebtedness or capitalization of CafePress.

CafePress has agreed that from the date of the Merger Agreement to the Effective Time or the date, if any, on which the Merger Agreement is terminated, CafePress will not, among other matters, solicit alternative acquisition offers. In addition, CafePress has agreed to certain procedures that it must follow in the event CafePress receives an unsolicited acquisition proposal. The information set forth in Section 11 of the Offer to Purchase, entitled “Purpose of the Offer and Plans for the Company; Summary of the Merger Agreement and Certain Other Agreements” is incorporated herein by reference.

Except as set forth in this Schedule 14D-9 (including in the exhibits and annexes hereto) or as incorporated in this Schedule 14D-9 by reference, there are no transactions, resolutions of the Board, agreements in principle or signed contracts in response to the Offer that relate to or would result in one or more of the matters referred to in this Item 7.

Item 8.	Additional Information

Vote Required to Approve the Merger

The Board has in accordance with the DGCL unanimously (i) determined that the Merger Agreement and the Offer, the Merger and the other transactions contemplated by the Merger Agreement are fair to, and in the best interests of, CafePress and its stockholders; (ii) declared it advisable to enter into the Merger Agreement and approved the execution, delivery, and performance of the Merger Agreement; (iii) approved and declared advisable the Offer, the Merger, and the other transactions contemplated by the Merger Agreement; and (iv) resolved to recommend acceptance of the Offer.

If the Offer is consummated, CafePress does not anticipate seeking the approval of its remaining public stockholders before effecting the Merger. Section 251(h) of the DGCL provides that following consummation of a successful tender offer for a public corporation, and subject to certain statutory provisions, if the acquiror holds at least the amount of shares of each class of stock of the target corporation that would otherwise be required to approve a merger for the target corporation, and the other stockholders receive the same consideration for their stock in the merger as was payable in the tender offer, the acquiror can effect a merger without the action of the other stockholders of the target corporation. Accordingly, if the Offer is consummated, CafePress, Parent and Merger Sub intend to effect the Closing without a vote of the stockholders of CafePress in accordance with Section 251(h) of the DGCL.

Anti-Takeover Statutes

Section 203 of the Delaware General Corporation Law

CafePress is incorporated under the laws of the State of Delaware. In general, Section 203 of the DGCL prevents an “interested stockholder” (including a person who owns or has the right to acquire 15% or more of a corporation’s outstanding voting stock) from engaging in a “business combination” (defined to include mergers and certain other actions) with a Delaware corporation whose stock is publicly traded or held of record by more than 2,000 stockholders for a period of three years following the date such person became an interested stockholder unless:

•

the transaction in which the stockholder became an interested stockholder or the business combination was approved by board of directors of the corporation before the other party to the business combination became an interested stockholder;

•

upon completion of the transaction that made it an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the commencement of the transaction, excluding for purposes of determining the voting stock outstanding (but not the outstanding voting stock owned by the interested stockholder) the voting stock owned by directors who are also officers or held in employee stock plans in which the employees do not have a right to confidentially determine whether the stock held subject to the plan will be tendered in a tender offer or exchange offer; or

•	the business combination was approved by the board of directors of the corporation and ratified by 66 2/3% of the outstanding voting stock which the interested stockholder did not own.

Neither Parent nor Merger Sub is, nor at any time for the past three years has been, an “interested stockholder” of CafePress as defined in Section 203 of the DGCL. In addition, in accordance with the provisions of Section 203, the Board has approved the Merger Agreement and the Transactions contemplated thereby, including the Offer and the Merger, as described in “Item 4. The Solicitation or Recommendation” above and, therefore, the restrictions of Section 203 are inapplicable to the Offer and the Merger and the Transactions.

Appraisal Rights

No appraisal rights are available in connection with the Offer. However, if Merger Sub purchases Shares in the Offer and the Merger is consummated, stockholders who do not properly tender into the Offer and who otherwise comply with the applicable requirements and procedures of Section 262 of the DGCL will be entitled to demand appraisal of their Shares and the right to receive in cash the “fair value” of their Shares, as determined by the Delaware Court of Chancery, in accordance with Section 262 of the DGCL. Such appraised value may be greater than, the same as, or less than the Offer Price. Any stockholder contemplating the exercise of such appraisal rights should review carefully the provisions of Section 262 of the DGCL, particularly the procedural steps required to properly demand and perfect such rights. Stockholders should note that opinions of investment banking firms as to the fairness, from a financial point of view, of the consideration payable in a sale transaction, such as the Offer and the Merger, are not opinions as to, and do not otherwise address, fair value under Section 262 of the DGCL.

THE FOLLOWING SUMMARY IS NOT A COMPLETE STATEMENT OF THE LAW PERTAINING TO APPRAISAL RIGHTS UNDER THE DGCL AND IS QUALIFIED IN ITS ENTIRETY BY THE FULL TEXT OF SECTION 262 OF THE DGCL, THE FULL TEXT OF WHICH IS ATTACHED TO THIS SCHEDULE 14D-9 AS ANNEX II. ALL REFERENCES IN SECTION 262 OF THE DGCL AND IN THIS SUMMARY TO A “STOCKHOLDER” ARE TO THE RECORD HOLDER OF SHARES IMMEDIATELY PRIOR TO THE EFFECTIVE TIME AS TO WHICH APPRAISAL RIGHTS ARE ASSERTED. A PERSON HAVING A BENEFICIAL INTEREST IN SHARES HELD OF RECORD IN THE NAME OF ANOTHER PERSON, SUCH AS A BROKER OR NOMINEE, MUST ACT PROMPTLY TO CAUSE THE RECORD HOLDER TO FOLLOW THE STEPS SUMMARIZED BELOW PROPERLY AND IN A TIMELY MANNER TO PERFECT APPRAISAL RIGHTS.

STOCKHOLDERS SHOULD CAREFULLY REVIEW THE FULL TEXT OF SECTION 262 OF THE DGCL AS WELL AS THE INFORMATION DISCUSSED BELOW.

Under the DGCL, if the Merger is completed, holders of Shares immediately prior to the Effective Time who (i) did not tender their Shares in the Offer; (ii) follow the procedures set forth in Section 262 of the DGCL; and (iii) do not thereafter withdraw their demand for appraisal of such Shares or otherwise lose their appraisal rights, in each case in accordance with the DGCL, will be entitled to have their Shares appraised by the Delaware Court of Chancery and to receive payment of the “fair value” of such shares, exclusive of any element of value arising from the accomplishment or expectation of the Merger, together with a fair rate of interest, as determined by such court.

Under Section 262 of the DGCL, where a merger is approved under Section 251(h), either a constituent corporation before the effective date of the merger, or the Surviving Corporation within ten days thereafter, shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the Merger and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of Section 262 of the DGCL.

THIS SCHEDULE 14D-9 CONSTITUTES THE FORMAL NOTICE OF APPRAISAL RIGHTS UNDER SECTION 262 OF THE DELAWARE LAW. Under the DGCL, no additional notice is required to be provided to stockholders prior to the Effective Time and CafePress, Parent and Merger Sub do not intend to provide, prior to the Effective Time, any additional notice describing appraisal rights. Any holder of Shares who wishes to exercise such appraisal rights or who wishes to preserve his, her or its right to do so, should review the following discussion and Section 262 of the DGCL carefully because failure to timely and properly comply with the procedures specified will result in the loss of appraisal rights under the DGCL. Within ten (10) days following the Effective Time, CafePress will provide notice of the effective date of the Merger to each stockholder who is entitled to appraisal rights and who has demanded appraisal of such stockholder’s Shares in accordance with Section 262 of the DGCL within the later of the consummation of the Offer and November 1, 2018.

Under Delaware law, the procedures to properly demand and perfect appraisal rights must be carried out by and in the name of those registered as the holders of record of Shares. Stockholders who are the beneficial owners but not the holders of record of Shares, and who wish to demand such appraisal rights, are advised to consult promptly with the holders of record as to the timely exercise of such rights and to cause such holders of record to make the appropriate demand and to otherwise comply with the requirements of Section 262 of the DGCL.

FAILURE TO FOLLOW THE PROCEDURES SET FORTH IN SECTION 262 OF THE DGCL MAY RESULT IN A TERMINATION OR LOSS OF APPRAISAL RIGHTS.

Any CafePress stockholder wishing to exercise appraisal rights is urged to consult legal counsel before attempting to exercise such rights.

If a CafePress stockholder elects to exercise appraisal rights under Section 262 of the DGCL, such stockholder must do all of the following:

•

within the later of the consummation of the Offer (which will occur at the date and time of the acceptance for payment of Shares pursuant to and subject to the conditions of the Offer) and 20 days after the date of this Schedule 14D-9, deliver to CafePress at CafePress Inc., 11909 Shelbyville Road, Louisville, Kentucky 40243, Attention: General Counsel, a written demand for appraisal of the Shares held, which demand must reasonably inform CafePress of the identity of the stockholder and that the stockholder is demanding appraisal;

•	not tender their Shares in the Offer; and

•	continuously hold of record the Shares from the date on which the written demand for appraisal is made through the Effective Time.

Appraisal Procedures

The right to appraisal will be lost unless it is perfected by full and precise satisfaction of the requirements of Section 262 of the DGCL, the text of which is set forth in full in Annex II hereto. Mere failure to execute and return a Letter of Transmittal to the Paying Agent, or failure to deliver share certificates to the Paying Agent, as the case may be, does NOT satisfy the requirements of Section 262. Rather, a separate written demand for appraisal must be properly executed and timely delivered to CafePress as described herein.

As provided under Section 262 of the DGCL, failure of a stockholder to make a written demand for appraisal (or failure of a beneficial owner of Shares to cause the record holder of such Shares to demand an appraisal of such Shares) within the time limits provided in Section 262 will result in the loss of such stockholder’s appraisal rights. The written demand for appraisal must be executed by or for the stockholder of record. The demand should set forth, fully and correctly, the stockholder’s name as it appears on the share certificate or certificates that represent such stockholder’s Shares or in the book entry that represents such stockholder’s Shares, as the case may be. If the Shares are owned of record in a fiduciary or representative capacity, such as by a trustee, executor, administrator, guardian, or attorney-in-fact, execution of the demand must be made in such capacity, and if the Shares are owned of record by more than one person, such as in a joint tenancy or tenancy in common, the demand must be executed by or for all joint owners. An authorized agent, including one of two or more joint owners, may execute the demand for appraisal for a stockholder of record; provided, however, that the agent must identify the record owner(s) and expressly disclose the fact that, in executing the demand, the agent is acting as agent for the record owner(s).

A record holder, such as a broker, fiduciary, depositary or other nominee, who holds Shares as a nominee for others, may exercise appraisal rights with respect to the Shares held for all or less than all beneficial owners of Shares as to which such person is the record owner. In such case, the written demand must set forth the number of Shares covered by such demand. Where the number of Shares is not expressly stated, the demand will be presumed to cover all Shares held in the name of such record owner.

A beneficial owner of Shares held in “street name” who desires appraisal should take such actions as may be necessary to ensure that a timely and proper demand for appraisal is made by the record holder of such Shares.

Securities held through brokerage firms, banks and other financial institutions are frequently deposited with and held of record in the name of a nominee of a central security deposit, such as The Depository Trust Company. In the case of Shares held through such a central securities depository nominee, a demand for appraisal of such Shares must be made by or on behalf of the depository nominee and must identify the depository nominee as the record holder. Any beneficial holder desiring appraisal who holds Shares through a brokerage firm, bank or other financial institution is responsible for ensuring that the demand for appraisal is made by the record holder of such Shares. The beneficial holder of such Shares who desires appraisal should instruct such firm, bank or institution that the demand for appraisal must be made by the record holder of such Shares, which may be the nominee of a central security depository if the Shares have been so deposited. As required by Section 262, a demand for appraisal must reasonably inform CafePress of the identity of the holder(s) of record (which may be a nominee as described above) and that such stockholder intends thereby to demand appraisal of such Shares.

Within 120 days after the Effective Time, but not thereafter, the Surviving Corporation or any holder of Shares who has complied with the provisions of Section 262 of the DGCL and is entitled to appraisal rights thereunder may commence an appraisal proceeding by filing a petition in the Delaware Court of Chancery demanding a determination of the fair value of the Shares held by all such holders. If no such petition is filed within the 120-day period, appraisal rights will be lost for all holders of Shares who had previously demanded appraisal of their Shares. CafePress is under no obligation, and has no present intention, to file such a petition. Accordingly, any stockholder who wishes to perfect such stockholder’s appraisal rights will be required to initiate all necessary action within the time prescribed in Section 262. Notwithstanding the foregoing, at any time within 60 days after the Effective Time, any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party shall have the right to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the Merger. Notwithstanding that a demand for appraisal must be executed by or for a stockholder of record, a beneficial owner of Shares held either in a voting trust or by a nominee on behalf of such beneficial owner may, in such beneficial owner’s own name, file a petition for appraisal with respect to Shares beneficially owned by such person and as to which appraisal rights have properly been perfected.

Within 120 days after the Effective Time, any holder of Shares who has complied with the requirements for exercise of appraisal rights will be entitled, upon written request, to receive from the Surviving Corporation a statement setting forth the aggregate number of Shares with respect to which demands for appraisal have been received (or in the case of a Merger effected under Section 251(h), the aggregate number of Shares, other than excluded stock, that were the subject of, and were not tendered into, and accepted for purchase or exchange in the offer) and the aggregate number of holders of such Shares. Such statement must be mailed (i) within ten days after a written request therefor has been received by the Surviving Corporation or (ii) within ten days after the expiration of the period for delivery of demands for appraisal, whichever is later. A beneficial owner of Shares held either in a voting trust or by a nominee on behalf of such beneficial owner may, in such beneficial owner’s own name, make such a request.

If a petition for an appraisal is timely filed with the Delaware Court of Chancery by a stockholder, service of a copy thereof must be made upon the Surviving Corporation, which will then be obligated within 20 days to provide the Delaware Register in Chancery with a duly verified list containing the names and addresses of all stockholders who have demanded payment for their Shares and with whom agreements as to the value of their Shares have not been reached. The Register in Chancery, if so ordered by the Court of Chancery, shall give notice of the time and place fixed for the hearing of such petition to the Surviving Corporation and the CafePress stockholders in accordance with Section 262.

As required by Section 262, the Court of Chancery is empowered to conduct a hearing on such petition to determine those stockholders who have complied with Section 262 and who have become entitled to appraisal rights. The Court of Chancery may require the stockholders who have demanded an appraisal for their Shares to submit their Share certificates to the Register in Chancery for notation thereon of the pendency of the appraisal proceeding and, if any such stockholder fails to comply with such direction, the Court of Chancery may dismiss the proceedings as to such stockholder.

After determining the stockholders entitled to an appraisal, the Court of Chancery will appraise the “fair value” of their Shares, exclusive of any element of value arising from the accomplishment or expectation of the Merger, together with interest, if any, to be paid upon the amount determined to be the fair value.

Unless the Court of Chancery in its discretion determines otherwise for good cause shown, interest on the amount determined to be the fair value shall accrue from the Effective Time through the date of the payment of the judgment, shall be compounded quarterly, and shall accrue at 5% over the Federal Reserve discount rate (including any surcharges) as established from time to time during the period between the Effective Time and the date of payment of the judgment.

Stockholders considering the exercise of appraisal rights should be aware that the fair value of their Shares as determined under Section 262 of the DGCL could be greater than, the same as, or less than the value of the Offer Price or the consideration payable in the Merger (which is equivalent to the Offer Price). In determining “fair value,” the Delaware Court of Chancery shall take into account all relevant factors. In Weinberger v. UOP, Inc., the Delaware Supreme Court discussed the factors that could be considered in determining fair value in an appraisal proceeding, stating that “proof of value by any techniques or methods which are generally considered acceptable in the financial community and otherwise admissible in court” should be considered and that “fair price obviously requires consideration of all relevant factors involving the value of a company.” The Delaware Supreme Court has stated that in making this determination of fair value the court must consider market value, asset value, dividends, earnings prospects, the nature of the enterprise and any other facts which could be ascertained as of the date of the merger which throw any light on future prospects of the merged corporation. Section 262 provides that fair value is to be “exclusive of any element of value arising from the accomplishment or expectation of the merger.” In Cede & Co. v. Technicolor, Inc., the Delaware Supreme Court stated that such exclusion is a “narrow exclusion that does not encompass known elements of value,” but which rather applies only to the speculative elements of value arising from such accomplishment or expectation. In Weinberger, the Delaware Supreme Court construed Section 262 to mean that “elements of future value, including the nature of the enterprise, which are known or susceptible of proof as of the date of the merger and not the product of speculation, may be considered.” In a departure from common practice, the Delaware Court of Chancery held in Huff v. CKx (2015), that, based on the facts and circumstances of that case, the merger price was the best indicator of the fair value of the CKx dissenting shares (the ruling was subsequently affirmed by the Delaware Supreme Court in a ruling issued without an opinion).

The costs of the appraisal proceeding (which do not include attorneys’ fees or the fees and expenses of expert witnesses) may be determined by the Court of Chancery and taxed upon the parties as the Court deems equitable in the circumstances. Upon application of a stockholder, the Court may also order that all or a portion of the expenses incurred by any stockholder in connection with an appraisal, including, without limitation, reasonable attorneys’ fees and the fees and expenses of experts utilized in the appraisal proceeding, be charged pro rata against the value of all the Shares entitled to be appraised. Absent such an order, each party is responsible for his, her or its own expenses.

From and after the Effective Time, no stockholder, whether or not such stockholder has duly demanded an appraisal in compliance with Section 262 of the DGCL is entitled to vote any Shares for any purpose or is entitled to the payment of dividends or other distributions on any Shares (except dividends or other distributions, if any, payable to stockholders of record as of a record date prior to the Effective Time).

If any stockholder who demands appraisal of such stockholder’s Shares under Section 262 of the DGCL fails to perfect, or effectively withdraws or loses, such stockholder’s right to appraisal, as provided in the DGCL, the Shares of such stockholder will be converted into the right to receive the consideration payable in connection with the Merger, which is equal to the Offer Price, without interest and subject to any taxes required to be withheld under applicable law, and then such Stockholders must follow the procedures set forth in the letter of transmittal to be distributed to them and accompanying instructions in order to receive payment of the Offer Price per Share.

At any time within 60 calendar days after the Effective Time, any stockholder who has demanded appraisal and who has not commenced an appraisal proceeding or joined that proceeding as a named party has the right to withdraw the demand and accept the consideration offered in the Merger. After that period, a stockholder may withdraw a demand for appraisal only with the written consent of the Surviving Corporation. No appraisal proceeding in the Court of Chancery will be dismissed as to any stockholder, however, without the approval of the Court of Chancery, which may be conditioned on such terms as the Court deems just; provided, however, that this provision shall not affect the right of any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the Merger within 60 calendar days of the Effective Time.

Annual and Quarterly Reports

For additional information regarding the business and the financial results of CafePress, please see CafePress’ Annual Report on Form 10-K for the year ended December 31, 2017 and Quarterly Reports on Form 10-Q for the quarters ended March 31, 2018 and June 30, 2018, which have been filed with the SEC.

Golden Parachute Compensation

Pursuant to Item 402(t) of Regulation S-K, CafePress is required to provide information about compensation for each of its named executive officers that is based on or otherwise relates to the Transactions. Such compensation is referred to as “golden parachute” compensation by the applicable SEC disclosure rules. The named executive officers for purposes of this disclosure obligation include Fred E. Durham III, CafePress’ Chief Executive Officer, Phillip L. Milliner, Jr., CafePress’ Chief Financial Officer, Ekumene M. Lysonge, CafePress’ Vice President, General Counsel & Secretary and Robert D. Barton, CafePress’ former Chief Operating Officer. However, since neither the Offer nor the Merger will result in any compensatory income becoming payable to Mr. Barton, who previously resigned from employment on March 9, 2018, he is excluded from the following table.

The terms and conditions related to all compensation that is based on or otherwise related to the Transactions are described in “Item 3. Past Contacts, Transactions, Negotiations and Agreements—Arrangements between CafePress and its Executive Officers, Directors and Affiliates” and is incorporated herein by reference.

The amounts reported below are estimates based on multiple assumptions that may or may not actually occur. As a result, the golden parachute compensation, if any, to be received by CafePress’ named executive officers may materially differ from the amounts set forth below. Notably, pursuant to SEC disclosure rules, the table below assumes that the closing of the Offer and the Merger both occur on October 1, 2018, which is the last practicable date prior to the filing of this Solicition/Recommendation Statement. In addition, the table reflects the assumption that each named executive officer experiences a termination without “cause” or resignation by reason of a “constructive termination” or “good reason” immediately after consummation of the Transactions and receives all corresponding benefits under the officer’s agreements described above in Item 3 under the heading “—Change in Control and Retention Arrangements”.

Name	Cash ($)(1)	Equity ($)(2)	Pension/ NQDC ($)	Perquisites/ Benefits ($)	Tax Reimbursement ($)	Other ($)	Total ($)
Fred E. Durham, III	$125,000	$1,112,555	—	—	—	—	$1,237,555
Phillip L. Milliner, Jr.	$612,500	$220,785	—	—	—	—	$833,285
Ekumene M. Lysonge	$530,000	$220,075	—	—	—	—	$750,075

(1)

Cash payments include the following: Estimated bonus payment amounts based on performance at 125% of target of $125,000 for Mr. Milliner, and $96,000 for Mr. Lysonge are included in the cash payment for purposes of this disclosure, although actual payment is based on performance achieved based on quarters of financial results for which audited financials are received prior to the Closing. Severance payments of twelve months annual base salary for each named executive officer under his Change in Control Agreement and the remainder of the 2018 bonus payment, which payments are described more fully in “Item 3. Past Contacts, Transactions, Negotiations and Agreements—Arrangements between CafePress and its Executive Officers, Directors and Affiliates.” Retention bonus amount of $175,000 for Mr. Milliner and $146,000 for Mr. Lysonge. All cash payments other than the severance payments are “single trigger” in nature because they are triggered by the change in control without regard to continued employment or termination. The severance payments are “double trigger” in nature because they are conditioned upon the named executive officer’s termination without cause or constructive termination within 12 months following the change in control.

(2)

Represents the cash amounts payable for Company Options converted to vested RSUs and RSU’s for which vesting accelerates. These payments are generally “single trigger” in nature. The potential payment of amounts with respect to 2018 PSUs is not included in the table above as the performance goals must still be met and executive officers are not eligible for accelerated vesting. The payments for time-based options and RSUs are separately quantified in “Item 3. Past Contacts, Transactions, Negotiations and Agreements—Arrangements between CafePress and its Executive Officers, Directors and Affiliates” and include additional amounts which may continue to be earned based on continued employment following the Closing, but which are not eligible for accelerated vesting.

Forward-Looking Statements

This Schedule 14D-9 may contain forward-looking statements. Forward-looking statements in this communication include, without limitation, statements regarding prospective performance and opportunities and the outlook of our business, performance and opportunities, the anticipated timing of filings and approvals relating to the Transactions; the expected timing of the completion of the Transactions; the ability to complete the Transactions considering the various closing conditions; and any assumptions underlying any of the foregoing. These forward-looking statements generally include statements that are predictive in nature and depend upon or refer to future events or conditions, and include words such as “believe,” “may,” “estimate,” “continue,” “anticipate,” “intend,” “could,” “will,” “would,” “should,” “plan,” “expect,” “predict,” “potential,” “possible,” “likelihood,” “future,” “target,” “project,” or the negative of these terms or similar expressions. The forward-looking statements contained herein are based on current expectations and assumptions that are subject to risks and uncertainties which may cause actual results to differ materially from the forward-looking statements. The actual results of the Transactions could vary materially as a result of a number of factors, including: uncertainties as to the timing of the Offer and the Merger; uncertainties as to how many of our stockholders will tender their Shares in the Offer; the possibility that competing offers will be made; the possibility that various closing conditions for the Transactions may not be satisfied or waived; the possibility that the Transactions may not be timely completed, if at all; and that, prior to the completion of the Transactions, if at all, our business may experience significant disruptions due to Transactions-related uncertainty. Other factors that may cause actual results to differ materially include those set forth in the reports that we file from time to time with the SEC, including those set forth in “Item 1A. Risk Factors” of CafePress’ Annual Report on Form 10-K for the year ended December 31, 2017 and Quarterly Reports on Form 10-Q for the quarters ended March 31, 2018 and June 30, 2018 and in other periodic reports and filings with the SEC from time to time, as well as the Tender Offer Statement on Schedule TO and other tender offer documents filed by Merger Sub and Parent. All of these materials related to the Transactions (and all other transaction documents filed with the SEC) will be available at no charge from the SEC through its website at www.sec.gov. Investors may also obtain free copies of the documents filed by CafePress with the SEC by contacting CafePress investor relations at 11909 Shelbyville Road, Louisville, Kentucky 40243 Phone (502) 995-2229 or by email at pmilliner@cafepress.com. Also, CafePress’ investor relations page can be found at http://investor.cafepress.com/investor-relations. The contents of the website referenced above are not deemed to be incorporated by reference into the Offer documents. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. We do not undertake any obligation to update any forward-looking statements as a result of new information, future developments or otherwise, except as expressly required by law.

Item 9.	Exhibits

Exhibit No.	Description

(a)(1)(A)	Offer to Purchase, dated October 12, 2018, 2018 (incorporated by reference to Exhibit (a)(1)(A) of the Schedule TO filed with the SEC by Snapfish, LLC on October 12, 2018).

(a)(1)(B)	Form of Letter of Transmittal (incorporated by reference to Exhibit (a)(1)(B) of the Schedule TO filed with the SEC by Snapfish, LLC on October 12, 2018).

(a)(1)(C)	Form of Notice of Guaranteed Delivery (incorporated by reference to Exhibit (a)(1)(C) of the Schedule TO filed with the SEC by Snapfish, LLC on October 12, 2018).

(a)(1)(D)

Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(D) of the Schedule TO filed with the SEC by Snapfish, LLC on October 12, 2018).

(a)(1)(E)

Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(E) of the Schedule TO filed with the SEC by Snapfish, LLC on October 12, 2018).

(a)(1)(F)

Internal Revenue Service Form W-9 (Request for Taxpayer Identification Number and Certification), including instruction for completing the form (incorporated by reference to Exhibit (a)(1)(F) of the Schedule TO filed with the SEC by Snapfish, LLC on October 12, 2018).

(a)(1)(G)	Summary Advertisement, published October 12, 2018 (incorporated by reference to Exhibit (a)(1)(G) of the Schedule TO filed with the SEC by Snapfish, LLC on October 12, 2018).

(a)(5)(A)

Joint Press Release, dated September 28, 2018, issued by Snapfish, LLC and CafePress Inc. (incorporated by reference to Exhibit 99.2 of the Current Report on Form 8-K filed by CafePress Inc. on September 28, 2018).

(a)(5)(B)	Opinion of Needham & Company, LLC dated September 28, 2018 (incorporated by reference to Annex I to this Schedule 14D-9).

(e)(1)

Agreement and Plan of Merger, dated September 28, 2018, by and among Snapfish, LLC, a Delaware corporation, Snapfish Merger Sub, Inc., a Delaware corporation and a wholly-owned subsidiary of Parent, and CafePress Inc., a Delaware corporation (incorporated by reference to Exhibit 2.1 of the Current Report on Form 8-K filed by CafePress Inc. on September 28, 2018).

(e)(2)

Confidentiality Agreement, dated April 5, 2018, by and between District Photo, Inc. and CafePress Inc. (incorporated by reference to Exhibit (d)(3) of the Schedule TO filed with the SEC by Snapfish, LLC on October 12, 2018).

(e)(3)

Reciprocal Confidentiality Agreement, dated August 16, 2018, by and between District Photo, Inc. and CafePress Inc. (incorporated by reference to Exhibit (d)(4) of the Schedule TO filed with the SEC by Snapfish LLC on October 12, 2018).

(e)(4)

Exclusivity Agreement, dated August 16, 2018, by and between District Photo, Inc. and CafePress Inc. (incorporated by reference to Exhibit (d)(5) of the Schedule TO filed with the SEC by Snapfish, LLC on October 12, 2018).

(e)(5)

Form of Support Agreement, dated September 28, 2018, by and between Snapfish, LLC, Snapfish Merger Sub, Inc. and certain stockholders of CafePress Inc. (incorporated by reference to Exhibit 99.1 of the Current Report on Form 8-K filed by CafePress Inc. on September 28, 2018).

(e)(6)

Amended and Restated Certificate of Incorporation of CafePress Inc., dated April 3, 2012 (incorporated by reference to Exhibit 3(i) of the Quarterly Report on Form 10-Q filed by CafePress Inc. for the quarterly period ended March 31, 2012).

Exhibit No.	Description

(e)(7)

Amended and Restated Bylaws of CafePress Inc., dated April 3, 2012 (incorporated by reference to Exhibit 3(ii) of the Quarterly Report on Form 10-Q filed by CafePress Inc. for the quarterly period ended March 31, 2012).

(e)(8)

CafePress Inc. 1999 Equity Incentive Plan and related form agreement (incorporated by reference to Exhibit 10.1 of CafePress Inc.’s Registration Statement on Form S-1 (Registration No. 333-174829) filed by CafePress Inc. on March 28, 2012).

(e)(9)

CafePress Inc. 2004 Amended and Restated Stock Incentive Plan and related form agreements (incorporated by reference to Exhibit 10.2 of CafePress Inc.’s Registration Statement on Form S-1 (Registration No. 333-174829) filed by CafePress Inc. on March 28, 2012).

(e)(10)

CafePress Inc. Amended and Restated 2012 Stock Incentive Plan and related form agreements (incorporated by reference to Exhibit 10.3 of CafePress Inc.’s Registration Statement on Form S-1 (Registration No. 333-174829) filed by CafePress Inc. on March 28, 2012).

(e)(11)

Form of Indemnification Agreement between CafePress Inc. and its officers and directors (incorporated by reference to Exhibit 10.4 of CafePress Inc.’s Registration Statement on Form S-1 (Registration No. 333-174829)).

(e)(12)

Form of Amended and Restated Change in Control Agreement with Senior Management (incorporated by reference to Exhibit 10.3 of CafePress Inc.’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2018).

(e)(13)

Form of Amendment No. 1 to the Amended and Restated Change in Control for Senior Management Agreement (incorporated by reference to Exhibit 10.1 of the Current Report on Form 8-K filed by CafePress Inc. on September 28, 2018).

(e)(14)

Offer Letter with Fred E. Durham III, dated August 3, 2014, by and between CafePress Inc. and Fred E. Durham III (incorporated by reference to Exhibit 10.1 of the Current Report on Form 8-K filed by CafePress on August 4, 2014).

(e)(15)	2018 Cash Bonus Plan (incorporated by reference to Exhibit 10.1(3) of CafePress’ Quarterly Report on Form 10-Q for the quarter ended March 31, 2018).

(e)(16)	Form of EEIP Restricted Stock Unit Agreement (incorporated by reference to Exhibit 10.1A of the Current Report on Form 8-K filed by CafePress Inc. on April 26, 2016).

(e)(17)	Form of EEIP Performance Based Stock Option Agreement (incorporated by reference to Exhibit 10.1B of the Current Report on Form 8-K filed by CafePress Inc. on April 26, 2016).

(e)(18)

Offer Letter with Phillip L. Milliner, Jr., dated July 15, 2016 by and between CafePress Inc. and Phillip L. Milliner, Jr. (incorporated by reference to Exhibit 10.1 of the Current Report on Form 8-K filed by CafePress on July 20, 2016).

Exhibit No.	Description

(e)(19)	Form of Restricted Stock Unit (incorporated by reference to Exhibit 10.1A of Amendment No. 1 to Current Report on Form 8-K/A filed by CafePress Inc. on March 16, 2017).

(e)(20)	Form of Nonstatutory Stock Option Agreement (incorporated by reference to Exhibit 10.1B of Amendment No. 1 to Current Report on Form 8-K/A filed by CafePress Inc. on March 16, 2017).

(e)(21)	Form of Performance-Restricted Stock Unit Agreement (incorporated by reference to Exhibit 10.1C of Amendment No. 1 to Current Report on Form 8-K/A filed by CafePress Inc. on March 16, 2017).

(e)(22)

Form of Amendment to the May 1, 2018 Notice of Performance-Based Restricted Stock Unit Award (incorporated by reference to Exhibit 10.1 of the Current Report on Form 8-K filed by CafePress Inc. on October 11, 2018).

(e)(23)	Form of Retention Award Agreement (incorporated by reference to Exhibit 10.1B of the Current Report on Form 8-K filed by CafePress Inc. on August 17, 2017).

(e)(24)	Form of Amendment to the CafePress Inc. Form of Retention Award Agreement (incorporated by reference to Exhibit 10.2 of the Current Report on Form 8-K filed by CafePress Inc. on October 11, 2018).

Annex I*	Opinion of Needham & Company, LLC, dated September 28, 2018.

Annex II*	Section 262 of the Delaware General Corporation Law.

*	Filed herewith.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

CAFEPRESS INC.

Date: October 12, 2018	By:	/s/ Fred E. Durham III
Fred E. Durham III
Chief Executive Officer

ANNEX I

Needham & Company, LLC 250 Park Avenue, New York, NY 10177            (212) 371-8300

September 28, 2018

Board of Directors

CafePress Inc.

11909 Shelbyville Road

Louisville, KY 40243

Ladies and Gentlemen:

We understand that CafePress Inc. (the “Company”), Snapfish, LLC (“Parent”) and Snapfish Merger Sub Inc., (“Merger Sub”) have entered into an Agreement and Plan of Merger (the “Merger Agreement”), dated September 28, 2018 that provides for Merger Sub to commence a tender offer (the “Offer”) to purchase all of the outstanding shares of the common stock, par value $0.0001 per share, of the Company (the “Company Common Stock”) at a price of $1.48 per share (the “Offer Price”), net to the seller in cash without interest. We also understand that, pursuant to the Merger Agreement, following consummation of the Offer, Merger Sub will merge with and into the Company with the Company surviving that Merger as a wholly owned subsidiary of Parent (the “Merger” and, together with the Offer, the “Transaction”) and each issued and outstanding share of Company Common Stock (other than (a) shares of Company Common Stock owned by Parent, Merger Sub, any other affiliate of Parent or the Company (as treasury stock or otherwise) (the “Excluded Shares”) and (b) shares of Company Common Stock owned by a holder who has duly demanded and perfected, and has not withdrawn or otherwise waived or lost, dissenter’s rights pursuant to Section 262 of the Delaware General Corporation Law (the “Dissenting Shares”)), will be converted into the right to receive an amount equal to the Offer Price in cash. Also, in connection with the Transaction, certain stockholders of the Company will enter into a support agreement with Parent (the “Support Agreements”), pursuant to which such stockholders (the “Support Stockholders”) will agree to, among other things, tender into the Offer all of the shares of Company Common Stock held by the Support Stockholders. The terms and conditions of the Transaction are set forth more fully in the Merger Agreement.

You have asked us to advise you as to the fairness, from a financial point of view, to the holders of Company Common Stock (other than holders of Excluded Shares and holders of Dissenting Shares) of the Offer Price to be received by such holders pursuant to the Merger Agreement.

For purposes of this opinion we have, among other things: (i) reviewed the Merger Agreement and the Support Agreements; (ii) reviewed certain publicly available information concerning the Company and certain other relevant financial and operating data of the Company furnished to us by the Company; (iii) reviewed the historical stock prices and trading volumes of Company Common Stock; (iv) held discussions with members of management of the Company concerning the current operations of and future business prospects for the Company; (v) reviewed certain financial forecasts with respect to the Company prepared by the management of the Company and held discussions with members of such management concerning those forecasts (the “Projections”) and reviewed certain sensitivities to the Projections prepared at your direction; (vi) compared certain publicly available financial data of companies whose securities are traded in the public markets and that

I-1

Boston Office: One Federal Street, Suite 2820, Boston, MA 02110     (617) 457-0900

California Offices: 3000 Sand Hill Road, Building 2 • Suite 190, Menlo Park, CA 94025    (650) 854-9111

One Ferry Building, Suite 240, San Francisco, CA 94111 (415) 262-4860

Board of Directors

CafePress Inc.

September 28, 2018

Needham & Company, LLC

we deemed generally relevant to similar data for the Company; (vii) reviewed the financial terms of certain other business combinations that we deemed generally relevant; and (viii) reviewed such other financial studies and analyses and considered such other matters as we have deemed appropriate.

In connection with our review and in arriving at our opinion, we have assumed and relied on the accuracy and completeness of all of the financial, accounting, legal, tax and other information discussed with or reviewed by us for purposes of this opinion and have neither attempted to verify independently nor assumed responsibility for verifying any of such information. We have assumed the accuracy of the representations and warranties contained in the Merger Agreement and all agreements related thereto (including the Support Agreements). In addition, we have assumed, with your consent, that the Transaction will be consummated upon the terms and subject to the conditions set forth in the Merger Agreement and the Support Agreements without waiver, modification or amendment of any material term, condition or agreement thereof and that, in the course of obtaining the necessary regulatory or third party approvals, consents and releases for the Transaction, no delay, limitation, restriction or condition will be imposed that would have an adverse effect on the Company. With respect to the Projections, we have assumed, with your consent and based upon discussions with management of the Company, that such forecasts have been reasonably prepared on bases reflecting the best currently available estimates and judgments of such management, at the time of preparation, of the future operating and financial performance of the Company. We express no opinion with respect to the Projections (including the sensitivities thereto) or the assumptions on which they are based.

We have not assumed any responsibility for or made or obtained any independent evaluation, appraisal or physical inspection of the assets or liabilities of the Company, Parent or any of their respective subsidiaries nor have we evaluated the solvency or fair value of the Company, Parent or any of their respective subsidiaries under any state or federal laws relating to bankruptcy, insolvency or similar matters. Further, our opinion is based on economic, monetary and market conditions as they exist and can be evaluated as of the date hereof and we assume no responsibility to update or revise our opinion based upon circumstances and events occurring after the date hereof. Our opinion as expressed herein is limited to the fairness, from a financial point of view, to the holders of Company Common Stock (other than holders of Excluded Shares and holders of Dissenting Shares) of the Offer Price to be received by such holders pursuant to the Merger Agreement and we express no opinion as to the fairness of the Transaction to, or any consideration received in connection therewith by, the holders of any other class of securities, creditors or other constituencies of the Company, or as to the Company’s underlying business decision to engage in the Transaction or the relative merits of the Transaction as compared to other business strategies that might be available to the Company. In addition, we express no opinion with respect to the amount or nature or any other aspect of any compensation payable to or to be received by any officers, directors or employees of any party to the Transaction, or any class of such persons, relative to the Offer Price to be received by the holders of the Company Common Stock pursuant to the Merger Agreement or with respect to the fairness of any such compensation. Our opinion does not constitute a recommendation to any stockholder of the Company as to whether such stockholder should tender shares of Company Common Stock in connection with the Offer or how such stockholder should vote or act on any matter relating to the Transaction (including with respect to the decision of the Support Stockholders to enter into the Support Agreements).

We have been engaged by the Company as financial advisor in connection with the Transaction and to render this opinion and will receive fees for our services, a portion of which is payable upon rendering this opinion and the remainder of which is contingent on the consummation of the Transaction. In addition, the Company has agreed to indemnify us for certain liabilities arising out of our role as financial advisor and out of the rendering of this opinion and to reimburse us for our out-of-pocket expenses. We have not in the past two

I-2

Board of Directors

CafePress Inc.

September 28, 2018

Needham & Company, LLC

years provided investment banking or financial advisory services to the Company unrelated to our current engagement with respect to the proposed Transaction for which we have received or are entitled to receive compensation. We have not in the past two years provided investment banking or financial advisory services to Parent or Merger Sub for which we have received or are entitled to receive compensation. We may in the future provide investment banking and financial advisory services to Parent, the Company and their respective affiliates unrelated to the proposed Transaction, for which services we would expect to receive compensation. In the ordinary course of our business, we may actively trade the equity securities the Company for our own account or for the accounts of customers or affiliates and, accordingly, may at any time hold a long or short position in such securities.

This letter and the opinion expressed herein are provided at the request and for the information of the Board of Directors of the Company and may not be disclosed publicly, quoted or referred to or used for any purpose without our prior written consent, except that this letter may be disclosed in connection with any proxy, information or solicitation/recommendation statement used in connection with the Transaction provided that this letter is quoted in full in such proxy, information or solicitation/recommendation statement. This opinion has been approved by a fairness committee of Needham & Company, LLC.

Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the Offer Price to be received by the holders of Company Common Stock (other than holders of Excluded Shares and holders of Dissenting Shares) pursuant to the Merger Agreement is fair, from a financial point of view, to such holders.

Very truly yours,

NEEDHAM & COMPANY, LLC

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ANNEX II

Section 262 of the General Corporation Law of the State of Delaware

§ 262 Appraisal Rights.

(a) Any stockholder of a corporation of this State who holds shares of stock on the date of the making of a demand pursuant to subsection (d) of this section with respect to such shares, who continuously holds such shares through the effective date of the merger or consolidation, who has otherwise complied with subsection (d) of this section and who has neither voted in favor of the merger or consolidation nor consented thereto in writing pursuant to § 228 of this title shall be entitled to an appraisal by the Court of Chancery of the fair value of the stockholder’s shares of stock under the circumstances described in subsections (b) and (c) of this section. As used in this section, the word “stockholder” means a holder of record of stock in a corporation; the words “stock” and “share” mean and include what is ordinarily meant by those words; and the words “depository receipt” mean a receipt or other instrument issued by a depository representing an interest in 1 or more shares, or fractions thereof, solely of stock of a corporation, which stock is deposited with the depository.

(b) Appraisal rights shall be available for the shares of any class or series of stock of a constituent corporation in a merger or consolidation to be effected pursuant to § 251 (other than a merger effected pursuant to § 251(g) of this title), § 252, § 254, § 255, § 256, § 257, § 258, § 263 or § 264 of this title:

(1) Provided, however, that, except as expressly provided in § 363(b) of this title, no appraisal rights under this section shall be available for the shares of any class or series of stock, which stock, or depository receipts in respect thereof, at the record date fixed to determine the stockholders entitled to receive notice of the meeting of stockholders to act upon the agreement of merger or consolidation (or, in the case of a merger pursuant to § 251(h), as of immediately prior to the execution of the agreement of merger), were either: (i) listed on a national securities exchange or (ii) held of record by more than 2,000 holders; and further provided that no appraisal rights shall be available for any shares of stock of the constituent corporation surviving a merger if the merger did not require for its approval the vote of the stockholders of the surviving corporation as provided in § 251(f) of this title.

(2) Notwithstanding paragraph (b)(1) of this section, appraisal rights under this section shall be available for the shares of any class or series of stock of a constituent corporation if the holders thereof are required by the terms of an agreement of merger or consolidation pursuant to §§ 251, 252, 254, 255, 256, 257, 258, 263 and 264 of this title to accept for such stock anything except:

a. Shares of stock of the corporation surviving or resulting from such merger or consolidation, or depository receipts in respect thereof;

b. Shares of stock of any other corporation, or depository receipts in respect thereof, which shares of stock (or depository receipts in respect thereof) or depository receipts at the effective date of the merger or consolidation will be either listed on a national securities exchange or held of record by more than 2,000 holders;

c. Cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2)a. and b. of this section; or

d. Any combination of the shares of stock, depository receipts and cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2)a., b. and c. of this section.

(3) In the event all of the stock of a subsidiary Delaware corporation party to a merger effected under § 253 or § 267 of this title is not owned by the parent immediately prior to the merger, appraisal rights shall be available for the shares of the subsidiary Delaware corporation.

(4) In the event of an amendment to a corporation’s certificate of incorporation contemplated by § 363(a) of this title, appraisal rights shall be available as contemplated by § 363(b) of this title, and the procedures of this section, including those set forth in subsections (d) and (e) of this section, shall apply as nearly as practicable, with the word “amendment” substituted for the words “merger or consolidation,” and the word “corporation” substituted for the words “constituent corporation” and/or “surviving or resulting corporation.”

(c) Any corporation may provide in its certificate of incorporation that appraisal rights under this section shall be available for the shares of any class or series of its stock as a result of an amendment to its certificate of incorporation, any merger or consolidation in which the corporation is a constituent corporation or the sale of all or substantially all of the assets of the corporation. If the certificate of incorporation contains such a provision, the provisions of this section, including those set forth in subsections (d), (e), and (g) of this section, shall apply as nearly as is practicable.

(d) Appraisal rights shall be perfected as follows:

(1) If a proposed merger or consolidation for which appraisal rights are provided under this section is to be submitted for approval at a meeting of stockholders, the corporation, not less than 20 days prior to the meeting, shall notify each of its stockholders who was such on the record date for notice of such meeting (or such members who received notice in accordance with § 255(c) of this title) with respect to shares for which appraisal rights are available pursuant to subsection (b) or (c) of this section that appraisal rights are available for any or all of the shares of the constituent corporations, and shall include in such notice a copy of this section and, if 1 of the constituent corporations is a nonstock corporation, a copy of § 114 of this title. Each stockholder electing to demand the appraisal of such stockholder’s shares shall deliver to the corporation, before the taking of the vote on the merger or consolidation, a written demand for appraisal of such stockholder’s shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such stockholder’s shares. A proxy or vote against the merger or consolidation shall not constitute such a demand. A stockholder electing to take such action must do so by a separate written demand as herein provided. Within 10 days after the effective date of such merger or consolidation, the surviving or resulting corporation shall notify each stockholder of each constituent corporation who has complied with this subsection and has not voted in favor of or consented to the merger or consolidation of the date that the merger or consolidation has become effective; or

(2) If the merger or consolidation was approved pursuant to § 228, § 251(h), § 253, or § 267 of this title, then either a constituent corporation before the effective date of the merger or consolidation or the surviving or resulting corporation within 10 days thereafter shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of this section and, if 1 of the constituent corporations is a nonstock corporation, a copy of § 114 of this title. Such notice may, and, if given on or after the effective date of the merger or consolidation, shall, also notify such stockholders of the effective date of the merger or consolidation. Any stockholder entitled to appraisal rights may, within 20 days after the date of mailing of such notice or, in the case of a merger approved pursuant to § 251(h) of this title, within the later of the consummation of the offer contemplated by § 251(h) of this title and 20 days after the date of mailing of such notice, demand in writing from the surviving or resulting corporation the appraisal of such holder’s shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such holder’s shares. If such notice did not notify stockholders of the effective date of the merger or consolidation, either (i) each such constituent corporation shall send a second notice before the effective date of the merger or consolidation notifying each of the holders of any class or series of stock of such constituent corporation that are entitled to appraisal rights of the effective date of the merger or consolidation or (ii) the surviving or resulting corporation shall send such a second notice to all such holders on or within 10 days after such effective date; provided, however, that if such second notice is sent more than 20 days following the sending of the first notice or, in the case of a merger approved pursuant to

§ 251(h) of this title, later than the later of the consummation of the offer contemplated by § 251(h) of this title and 20 days following the sending of the first notice, such second notice need only be sent to each stockholder who is entitled to appraisal rights and who has demanded appraisal of such holder’s shares in accordance with this subsection. An affidavit of the secretary or assistant secretary or of the transfer agent of the corporation that is required to give either notice that such notice has been given shall, in the absence of fraud, be prima facie evidence of the facts stated therein. For purposes of determining the stockholders entitled to receive either notice, each constituent corporation may fix, in advance, a record date that shall be not more than 10 days prior to the date the notice is given, provided, that if the notice is given on or after the effective date of the merger or consolidation, the record date shall be such effective date. If no record date is fixed and the notice is given prior to the effective date, the record date shall be the close of business on the day next preceding the day on which the notice is given.

(e) Within 120 days after the effective date of the merger or consolidation, the surviving or resulting corporation or any stockholder who has complied with subsections (a) and (d) of this section hereof and who is otherwise entitled to appraisal rights, may commence an appraisal proceeding by filing a petition in the Court of Chancery demanding a determination of the value of the stock of all such stockholders. Notwithstanding the foregoing, at any time within 60 days after the effective date of the merger or consolidation, any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party shall have the right to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation. Within 120 days after the effective date of the merger or consolidation, any stockholder who has complied with the requirements of subsections (a) and (d) of this section hereof, upon written request, shall be entitled to receive from the corporation surviving the merger or resulting from the consolidation a statement setting forth the aggregate number of shares not voted in favor of the merger or consolidation (or, in the case of a merger approved pursuant to § 251(h) of this title, the aggregate number of shares (other than any excluded stock (as defined in § 251(h)(6)d. of this title)) that were the subject of, and were not tendered into, and accepted for purchase or exchange in, the offer referred to in § 251(h)(2)), and in either case, with respect to which demands for appraisal have been received and the aggregate number of holders of such shares. Such written statement shall be mailed to the stockholder within 10 days after such stockholder’s written request for such a statement is received by the surviving or resulting corporation or within 10 days after expiration of the period for delivery of demands for appraisal under subsection (d) of this section hereof, whichever is later. Notwithstanding subsection (a) of this section, a person who is the beneficial owner of shares of such stock held either in a voting trust or by a nominee on behalf of such person may, in such person’s own name, file a petition or request from the corporation the statement described in this subsection.

(f) Upon the filing of any such petition by a stockholder, service of a copy thereof shall be made upon the surviving or resulting corporation, which shall within 20 days after such service file in the office of the Register in Chancery in which the petition was filed a duly verified list containing the names and addresses of all stockholders who have demanded payment for their shares and with whom agreements as to the value of their shares have not been reached by the surviving or resulting corporation. If the petition shall be filed by the surviving or resulting corporation, the petition shall be accompanied by such a duly verified list. The Register in Chancery, if so ordered by the Court, shall give notice of the time and place fixed for the hearing of such petition by registered or certified mail to the surviving or resulting corporation and to the stockholders shown on the list at the addresses therein stated. Such notice shall also be given by 1 or more publications at least 1 week before the day of the hearing, in a newspaper of general circulation published in the City of Wilmington, Delaware or such publication as the Court deems advisable. The forms of the notices by mail and by publication shall be approved by the Court, and the costs thereof shall be borne by the surviving or resulting corporation.

(g) At the hearing on such petition, the Court shall determine the stockholders who have complied with this section and who have become entitled to appraisal rights. The Court may require the stockholders who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates of stock to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any stockholder fails to comply with such direction, the Court may dismiss the proceedings as to such stockholder. If immediately before the merger or consolidation the shares of the class or series of stock of the constituent corporation as to which appraisal rights are available were listed on a national securities exchange, the Court shall dismiss the proceedings as to all holders of such shares who are otherwise entitled to appraisal rights unless (1) the total number of shares entitled to appraisal exceeds 1% of the outstanding shares of the class or series eligible for appraisal, (2) the value of the consideration provided in the merger or consolidation for such total number of shares exceeds $1 million, or (3) the merger was approved pursuant to § 253 or § 267 of this title.

(h) After the Court determines the stockholders entitled to an appraisal, the appraisal proceeding shall be conducted in accordance with the rules of the Court of Chancery, including any rules specifically governing appraisal proceedings. Through such proceeding the Court shall determine the fair value of the shares exclusive of any element of value arising from the accomplishment or expectation of the merger or consolidation, together with interest, if any, to be paid upon the amount determined to be the fair value. In determining such fair value, the Court shall take into account all relevant factors. Unless the Court in its discretion determines otherwise for good cause shown, and except as provided in this subsection, interest from the effective date of the merger through the date of payment of the judgment shall be compounded quarterly and shall accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the effective date of the merger and the date of payment of the judgment. At any time before the entry of judgment in the proceedings, the surviving corporation may pay to each stockholder entitled to appraisal an amount in cash, in which case interest shall accrue thereafter as provided herein only upon the sum of (1) the difference, if any, between the amount so paid and the fair value of the shares as determined by the Court, and (2) interest theretofore accrued, unless paid at that time. Upon application by the surviving or resulting corporation or by any stockholder entitled to participate in the appraisal proceeding, the Court may, in its discretion, proceed to trial upon the appraisal prior to the final determination of the stockholders entitled to an appraisal. Any stockholder whose name appears on the list filed by the surviving or resulting corporation pursuant to subsection (f) of this section and who has submitted such stockholder’s certificates of stock to the Register in Chancery, if such is required, may participate fully in all proceedings until it is finally determined that such stockholder is not entitled to appraisal rights under this section.

(i) The Court shall direct the payment of the fair value of the shares, together with interest, if any, by the surviving or resulting corporation to the stockholders entitled thereto. Payment shall be so made to each such stockholder, in the case of holders of uncertificated stock forthwith, and the case of holders of shares represented by certificates upon the surrender to the corporation of the certificates representing such stock. The Court’s decree may be enforced as other decrees in the Court of Chancery may be enforced, whether such surviving or resulting corporation be a corporation of this State or of any state.

(j) The costs of the proceeding may be determined by the Court and taxed upon the parties as the Court deems equitable in the circumstances. Upon application of a stockholder, the Court may order all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorney’s fees and the fees and expenses of experts, to be charged pro rata against the value of all the shares entitled to an appraisal.

(k) From and after the effective date of the merger or consolidation, no stockholder who has demanded appraisal rights as provided in subsection (d) of this section shall be entitled to vote such stock for any purpose or to receive payment of dividends or other distributions on the stock (except dividends or other distributions payable to stockholders of record at a date which is prior to the effective date of the merger or consolidation); provided, however, that if no petition for an appraisal shall be filed within the time provided in subsection (e) of this section, or if such stockholder shall deliver to the surviving or resulting corporation a written withdrawal of such stockholder’s demand for an appraisal and an acceptance of the merger or consolidation, either within 60 days after the effective date of the merger or consolidation as provided in subsection (e) of this section or thereafter with the written approval of the corporation, then the right of such stockholder to an appraisal shall cease. Notwithstanding the foregoing, no appraisal proceeding in the Court of Chancery shall be dismissed as to any stockholder without the approval of the Court, and such approval may be conditioned upon such terms as the

Court deems just; provided, however that this provision shall not affect the right of any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation within 60 days after the effective date of the merger or consolidation, as set forth in subsection (e) of this section.

(l) The shares of the surviving or resulting corporation to which the shares of such objecting stockholders would have been converted had they assented to the merger or consolidation shall have the status of authorized and unissued shares of the surviving or resulting corporation